SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 11, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of December 31, 2013,

together with the Independent Auditor´s Report

CONTENTS

•	Independent Auditor´s Report
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries
•	Earnings distribution proposal

INDEPENDENT AUDITOR´S REPORT

Translation into English – Originally issued in Spanish

See note 24 to the stand-alone Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have audited the accompanying balance sheet of BANCO MACRO S.A. as of December 31, 2013, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. We have also audited the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of December 31, 2013, and the related consolidated statements of income and cash flows for the year then ended, which are disclosed as supplementary information.

2.	The Bank’s Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting standards established by the BCRA (Central Bank of Argentina). This responsibility includes designing, implementing and maintaining an adequate internal control system so that such financial statements are free from material misstatement whether due to errors or irregularities; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these financial statements based on our audit.

3.	We conducted our audit in accordance with auditing standards effective in Argentina and the “Minimum external auditing standards” issued by the BCRA. Those standards require that the auditor comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatements.

An audit includes performing procedures, on a selective test basis, to obtain judgmental evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment who, to this end, assesses the risks of material misstatement of the financial statements, whether due to errors or irregularities. In making these risk assessments, the auditor considers the Bank’s internal controls relevant to the preparation and fair presentation of the financial statements in order to select the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the argentine professional accounting standards effective in the City of Buenos Aires in certain valuation and disclosure aspects described and quantified in such note.

5.	As further explained in note 24. to the accompanying stand-alone financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

6.	In our opinion, the financial statements mentioned in the first paragraph present fairly, in all material respects, the financial position of BANCO MACRO S.A. and the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2013, and the related results of its operations and cash flows for the year then ended, in accordance with the accounting standards established by the BCRA and, except for the effect that is mentioned in the fourth paragraph, with respect to the argentine professional accounting standards effective in the City of Buenos Aires.

7.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2012, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended, which were presented for comparative purposes, we report that, on February 14, 2013, we expressed a qualified opinion due to differences between the accounting standards established by the BCRA and the argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements.

Subsequent to the issuance of the mentioned report, the financial statements for the fiscal year 2012 were modified in order to give retroactive effect to the merger of Banco Privado de Inversiones S.A., for comparative purposes, as mentioned in note 3.2. to the accompanying stand-alone financial statements. We have audited these modifications and, in our opinion, they are appropriate and have been applied properly to the financial statements for the fiscal year 2012.

8.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book and, in our opinion, were prepared in all material respects, in conformity with the applicable BCRA rules, Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations.

b)	The financial statements of BANCO MACRO S.A. arise from books kept, in their formal respects, pursuant to current legal requirements and the rules of the BCRA and in conformity with the provisions of CNV Resolutions Nos. 1,032/EMI and 1,996/EMI dated March 17, and May 20, 2004, respectively.

c)	As of December 31, 2013, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 37,675,977, none of which was due as of that date.

d)	To the extent limited by our area of competence, we have no findings on the information included in note 16. to the accompanying stand-alone financial statements as of December 31, 2013, with regard to the requirements established by the CNV with respect to minimum shareholders’ equity and the liquid assets to cover that amount.

e)	We applied the anti-money laundering and anti-terrorist financing procedures provided in the related professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

f)	During the fiscal year ended December 31, 2013, we invoiced fees for auditing services rendered to the Bank, which represent 100% of total invoicing to the Bank for any item, 73% of total auditing services invoiced to the Bank and its subsidiaries, and 73% of total invoicing to the Bank and its subsidiaries for any item.

City of Buenos Aires,

February 19, 2014

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CLAUDIO N. NOGUEIRAS
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 197 – Fo. 64

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2013

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012.

Name of the auditor	Claudio N. Nogueiras
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2012
(Translation of financial statements originally issued in Spanish - See Note 24)
(Figures stated in thousands of pesos)

		12/31/2013	12/31/2012 (1)
ASSETS

A.	CASH
	Cash on hand	2,685,022	2,451,729
	Due from banks and correspondents
	Central Bank of Argentina	8,254,220	5,968,521
	Local Other	26,247	13,591
	Foreign	270,963	294,691
	Other	408	308
		11,236,860	8,728,840

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	1,203,782	956,071
	Government securities under repo transactions with Central Bank of Argentina	88,928
	Holdings booked at amortized cost	245,007	345,427
	Instruments issued by the Central Bank of Argentina	173,031	430,144
		1,710,748	1,731,642

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	639,960	586,349
	To the financial sector
	Interfinancing (granted call)	278,023	48,546
	Other financing to Argentine Financial Institutions	55,711	130,612
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,013	1,929
	To the non-financial private sector and foreign residents
	Overdrafts	4,383,598	4,242,281
	Documents	4,299,015	3,614,176
	Mortgage loans	2,172,802	1,439,935
	Pledge loans	1,379,732	905,051
	Personal loans	11,567,964	9,149,092
	Credit cards	6,347,450	4,364,439
	Other (Note 6.1.)	5,110,770	4,714,984
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	716,819	526,909
	less: Unearned discount	(183,480)	(93,983)
	less: Allowances (Exhibit J)	(931,960)	(829,003)
		35,837,417	28,801,317

(1) See Note 3.2.

Jorge H. Brito

Chairperson

BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2012
(Translation of financial statements originally issued in Spanish - See Note 24)
(Figures stated in thousands of pesos)

		12/31/2013	12/31/2012 (1)
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	576,879	461,630
	Amounts receivable from spot and forward sales pending settlement	574,866	435,434
	Securities and foreign currency receivable from spot and forward purchases pending settlement (Exhibit O)	45,824	129,844
	Unlisted corporate bonds (Exhibits B, C and D)	189,405	80,326
	Receivables from forward transactions without delivery of underlying asset	167	12
	Other receivables not covered by debtors classification standards (Note 6.2.)	697,615	757,490
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	133,057	130,005
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	845	515
	less: Allowances (Exhibit J)	(230,011)	(228,023)
		1,988,647	1,767,233

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	392,791	328,307
	Accrued interest and adjustments	5,130	4,984
	less: Allowances (Exhibit J)	(4,945)	(6,585)
		392,976	326,706

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	899,080	676,576
	Other	80,488	62,536
	less: Allowances (Exhibit J)	(344)	(311)
		979,224	738,801

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	6,116	6,195
	Minimum presumed income tax-credit	3,460
	Other (Note 6.3.)	390,828	334,825
	Accrued interest and adjustments on receivables from sales of assets (Exhibits B, C and D)	235	332
	Other accrued interest and adjustments receivable	172	35
	less: Allowances (Exhibit J)	(6,742)	(9,071)
		394,069	332,316

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	667,278	596,545

I.	OTHER ASSETS (Exhibit F)	359,631	263,373

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	58,788	72,841
	Organization and development costs	271,759	206,088
		330,547	278,929

K.	ITEMS PENDING ALLOCATION	6,557	4,501

TOTAL ASSETS		53,903,954	43,570,203

(1) See Note 3.2.

Jorge H. Brito

Chairperson

BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2012
(Translation of financial statements originally issued in Spanish - See Note 24)
(Figures stated in thousands of pesos)

		12/31/2013	12/31/2012 (1)
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 6.4.)	4,497,156	6,771,268
	From the financial sector	26,853	23,875
	From the non-financial private sector and foreign residents
	Checking accounts	7,523,958	5,946,950
	Savings accounts	7,776,982	6,018,759
	Time deposits	17,520,476	12,717,720
	Investment accounts	199,003	149,325
	Other (Note 6.5.)	828,015	695,076
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	274,761	171,269
		38,647,204	32,494,242

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	21,802	21,645
	Banks and International Institutions (Exhibit I)	325,664	273,968
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	693,483	523,176
	Amounts payable for spot and forward purchases pending settlement	45,271	116,092
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	700,620	470,703
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)	70,000	40,000
	Other financing received from Argentine financial institutions	25,159	13,724
	Accrued interest payables	96	52
	Receivables from forward transactions without delivery of underlying asset	27,867
	Other (Note 6.6. and Exhibit I)	2,340,284	1,813,183
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	57,079	52,724
		4,307,325	3,325,267

N.	OTHER LIABILITIES
	Fees	10,063	7,076
	Other (Note 6.7.)	1,201,813	694,183
		1,211,876	701,259

O.	PROVISIONS (Exhibit J)	126,130	103,594

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	981,142	740,192

Q.	ITEMS PENDING ALLOCATION	2,846	6,554

TOTAL LIABILITIES		45,276,523	37,371,108

SHAREHOLDERS' EQUITY (As per related statement)		8,627,431	6,199,095

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		53,903,954	43,570,203

(1) See Note 3.2.

Jorge H. Brito

Chairperson

BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2012
(Translation of financial statements originally issued in Spanish - See Note 24)
(Figures stated in thousands of pesos)

	12/31/2013	12/31/2012 (1)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	57,094,195	34,529,457

Contingent	11,668,961	8,973,163
Guarantees received	11,279,107	8,570,643
Other not covered by debtors classification standards	167	165
Contingent debit-balance contra accounts	389,687	402,355

Control	40,341,947	25,169,953
Receivables classified as irrecoverable	1,197,495	953,335
Other (Note 6.8.)	38,429,674	23,718,977
Control debit-balance contra accounts	714,778	497,641

Derivatives (Exhibit O)	5,083,287	386,341
Notional value of put options taken (Note 11.d))	6,676	56,045
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	2,916,785	127,918
Interest rate swap (Note 11.b))	50,000	85,000
Derivatives debit-balance contra accounts	2,109,826	117,378

CREDIT-BALANCE ACCOUNTS	57,094,195	34,529,457

Contingent	11,668,961	8,973,163
Credit lines granted (unused portion) covered by debtors classification standards (Exhibits B, C and D)		19,669
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	129,505	131,488
Other guarantees provided not covered by debtors classification standards	151,489	153,762
Other covered by debtors classification standards (Exhibits B, C and D)	108,693	97,436
Contingent credit-balance contra accounts	11,279,274	8,570,808

Control	40,341,947	25,169,953
Checks to be credited	714,778	497,641
Control credit-balance contra accounts	39,627,169	24,672,312

Derivatives (Exhibit O)	5,083,287	386,341
Notional value of put options sold (Note 11.c))		14,713
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	2,109,826	102,665
Derivatives credit-balance contra accounts	2,973,461	268,963

(1) See Note 3.2.

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		12/31/2013	12/31/2012 (1)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	240	184
	Interest on loans to the financial sector	39,814	45,670
	Interest on overdrafts	1,058,964	709,327
	Interest on documents	647,660	407,211
	Interest on mortgage loans	319,592	193,209
	Interest on pledge loans	192,161	126,072
	Interest on credit card loans	924,936	669,924
	Interest on financial leases	68,910	60,308
	Interest on other loans (Note 6.9.)	4,150,809	3,056,337
	Net income from government and private securities (Note 6.10.)	393,228	339,995
	Interest on other receivables from financial intermediation	2,482	438
	Income from guaranteed loans - Presidential Decree No. 1,387/01	26,026	17,015
	CER (Benchmark Stabilization Coefficient) adjustment	35,155	22,946
	CVS (Salary Variation Coefficient) adjustment	606	512
	Difference in quoted prices of gold and foreign currency	718,585	350,924
	Other (Note 6.11.)	260,497	252,825
		8,839,665	6,252,897

B.	FINANCIAL EXPENSE
	Interest on savings accounts	39,051	32,185
	Interest on time deposits	2,819,304	2,031,541
	Interest on interfinancing received loans (received call)	4,138	4,696
	Interest on other financing from Financial Institutions	7	12
	Interest on other liabilities from financial intermediation	61,674	62,529
	Interest on subordinated bonds	80,953	66,897
	Other interest	3,369	3,033
	CER adjustment	4,295	4,405
	Contribution to Deposit Guarantee Fund	61,934	51,504
	Other (Note 6.12.)	633,681	382,252
		3,708,406	2,639,054

	GROSS INTERMEDIATION MARGIN - GAIN	5,131,259	3,613,843

C.	PROVISION FOR LOAN LOSSES	500,895	560,379

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	147,392	126,062
	Related to deposits	1,905,826	1,482,651
	Other commissions	50,064	41,977
	Other (Note 6.13.)	1,078,485	805,862
		3,181,767	2,456,552

(1) See Note 3.2.

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		12/31/2013	12/31/2012 (1)

E.	SERVICE-CHARGE EXPENSE
	Commissions	188,637	142,837
	Other (Note 6.14.)	658,660	491,877
		847,297	634,714

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	2,158,901	1,690,235
	Directors' and statutory auditors' fees	103,235	63,384
	Other professional fees	127,851	96,102
	Advertising and publicity	99,338	89,668
	Taxes	197,985	148,814
	Depreciation of equipment	91,358	79,903
	Amortization of organization costs	82,592	67,981
	Other operating expenses (Note 6.15.)	549,436	392,116
	Other	262,822	208,537
		3,673,518	2,836,740

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	3,291,316	2,038,562

G.	OTHER INCOME
	Income from long-term investments	267,091	178,780
	Penalty interest	40,164	38,935
	Recovered loans and allowances reversed	103,248	69,595
	CER adjustments	63	76
	Other (Note 6.16.)	81,958	67,844
		492,524	355,230

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	27	16
	Charges for other receivables uncollectibility and other allowances	43,013	33,023
	Amortization of differences related to court orders		58,414
	Depreciation and loss of other assets	1,247	1,468
	Goodwill amortization	14,052	14,052
	Other (Note 6.17.)	68,937	33,201
		127,276	140,174

	NET INCOME BEFORE INCOME TAX - GAIN	3,656,564	2,253,618

I.	INCOME TAX (Note 4.)	1,213,000	760,000

	NET INCOME FOR THE FOR THE FISCAL YEAR - GAIN	2,443,564	1,493,618

(1) See Note 3.2.

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(Translation on financial statements originally issued in Spanish - See Note 24)
(Figures stated in thousands of pesos)

	12/31/2013								12/31/2012 (1)
				Earnings reserved
Changes	Capital stock (2)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Corporate Bonds (3)	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year
- Banco Macro S.A.	594,485	398,750	4,511	1,201,445		2,443,352	1,556,552	6,199,095	4,719,552
- Banco Privado de Inversiones S.A.	86,659			409		135	10,402	97,605	87,203
- Merger effects (4)	(86,581)	5		(409)		(135)	(10,479)	(97,599)	(87,203)
Merger balances	594,563	398,755	4,511	1,201,445		2,443,352	1,556,475	6,199,101	4,719,552

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 11, 2013 and April 16, 2012, respectively:

- Legal reserve				298,724			(298,724)

- Special Reserve for Subordinated Corporate Bonds (3)					71,916		(71,916)

- Voluntary Reserve for future distributions of earnings						1,170,681	(1,170,681)

- Personal assets tax on shares and interests							(15,234)	(15,234)	(14,075)

Reversal of special reserve from Subordinated Corporate Bonds					(71,916)		71,916

Net income for the fiscal year - Gain							2,443,564	2,443,564	1,493,618

Balances at the end of the fiscal year	594,563	398,755	4,511	1,500,169		3,614,033	2,515,400	8,627,431	6,199,095

(1) See Note 3.2.

(2) See Note 9. and Exhibit K.

(3) See Note 3.5.p.2).

(4) See Note 2.6.

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(Translation on financial statements originally issued in Spanish - See Note 24)
(Figures stated in thousands of pesos)

	12/31/2013	12/31/2012 (1)
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	8,819,683	4,959,413
Cash at the end of the fiscal year	11,249,840	8,819,683
Net increase in cash	2,430,157	3,860,270

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	508,157	(279,900)
Loans
To the financial sector	(113,846)	307,917
To the non-financial government sector	6,041	(211,412)
To the non-financial private sector and foreign residents	(116,520)	(1,643,276)
Other receivables from financial intermediation	26,140	2,773,476
Receivables from financial leases	1,794	63,107
Deposits
From the financial sector	2,978	6,483
From the non-financial government sector	(2,657,726)	1,600,099
From the non-financial private sector and foreign residents	5,885,633	2,603,568
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	25,906	35,355
Others (except liabilities included under financing activities)	565,063	462,938
Collections related to service-charge income	3,175,302	2,451,848
Payments related to service-charge expenses	(840,379)	(630,790)
Administrative expenses paid	(3,412,789)	(2,668,225)
Payment of organization and development costs	(148,263)	(100,554)
Net collections from penalty interest	40,137	38,655
Differences from payments related to court orders	(7,687)	(8,467)
Collections of dividends from other companies	3,525	7,078
Other collections related to other income and losses	85,155	53,551
Net payments from other operating activities	(682,553)	(345,247)
Payment of income tax	(795,986)	(771,812)
Net cash flows generated by operating activities	1,550,082	3,744,392

(1) See Note 3.2.

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(Translation on financial statements originally issued in Spanish - See Note 24)
(Figures stated in thousands of pesos)

	12/31/2013	12/31/2012 (1)
Investing activities
Net payments for bank premises and equipment	(158,376)	(125,868)
Net payments for other assets	(97,788)	(64,038)
Net cash flows used in investing activities	(256,164)	(189,906)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(47,455)	(248,003)
Central Bank of Argentina
Other Other	(1,446)	11,413
Banks and International Institutions	46,396	111,656
Subordinated corporate bonds	(85,368)	(68,650)
Financing received from Argentine financial institutions	11,428	(1,789)
Net cash flows used in financing activities	(76,445)	(195,373)

Financial income and holding gains on cash and cash equivalents	1,212,684	501,157

Net increase in cash	2,430,157	3,860,270

(1) See Note 3.2.

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE).

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. (see Note 2.6.), respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. (former Macro Securities S.A. Sociedad de Bolsa), Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of December 31, 2013 and 2012, the deposits held by the Misiones Provincial Government with the Bank amounted to 1,178,587 and 1,472,825 (including 62,915 and 39,518 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, such agreement was extended through March 1, 2016.

As of December 31, 2013 and 2012, the deposits held by the Salta Provincial Government with the Bank amounted to 1,508,357 and 1,694,001 (including 200,346 and 177,611 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005, such agreement was extended through November 4, 2014.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2013 and 2012, the deposits held by the Jujuy Provincial Government with the Bank amounted to 758,639 and 717,115 (including 103,063 and 88,244 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of December 31, 2013 and 2012, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán S.A. amounted to 1,720,895 and 1,296,416 (including 502,803 and 399,832 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the Province of Salta to optimize tax collection in such province.

Since the purpose for which the joint venture was established no longer exists, the Executive Committee of the UTE resolved to dissolve and liquidate the UTE.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, and August 15, 2012, the Bank and Gestiva S.A. entered into a joint venture under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of December 31, 2013 and 2012, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the equity method amounted to 12,688 and 10,686, respectively.

Also, as of December 31, 2013, and 2012, net income recorded through the method mentioned in the previous paragraph amounted to 24,497 and 32,542, respectively.

2.6.	Legal merger of Banco Privado de Inversiones S.A.

On March 7, 2013, the Boards of Directors of Banco Macro S.A. and Banco Privado de Inversiones S.A entered into a “Preliminary merger agreement", which established the merge of the latter with and into Banco Macro S.A. retroactively effective since January 1, 2013, based on the financial statements of the banks as of December 31, 2012.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

On June 10, 2013, the special general shareholders’ meetings of Banco Macro S.A. and Banco Privado de Inversiones S.A., approved the preliminary merger agreement, the special purpose consolidated merger balance sheet as of December 31, 2012, the shares exchange relationship and the corresponding increase in capital of the absorbing entity.

The share exchange relationship was agreed at 0.106195 of a common share of Banco Macro S.A. per common share of Banco Privado de Inversiones S.A. Therefore, the minority shareholders of Banco Privado de Inversiones S.A. are entitled to receive 0.106195 shares of Banco Macro S.A. for each common share they hold in Banco Privado de Inversiones S.A.’s capital stock. Consequently, Banco Macro S.A. will issue 77,860 Class B shares of common stock with a face value of Ps 1.

On July 10, 2013, after the term within which the Bank’s creditors could file objections elapsed, the "final merger agreement" was signed.

Finally, on December 23, 2013, the Board of Directors of the Central Bank authorized Banco Privado de Inversiones S.A. to merge with and into Banco Macro S.A. (see also Note 3.2.) and on January 23, 2014, the CNV (Argentine Securities Commission) gave its approval. Additionally, the CNV authorized the public offering of shares to be delivered to the minority shareholders of former Banco Privado de Inversiones S.A.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5.).

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán S.A., Macro Bank Limited, Macro Securities S.A. (former Macro Securities S.A. Sociedad de Bolsa), Macro Fiducia S.A. and Macro Fondos SGFCI S.A. as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of December 31, 2013 and supplementary information, as well as the statements of income, changes in shareholders’ equity and cash flows for the year then ended, are presented comparatively with data as of the prior fiscal year.

Additionally, as a result of the merger described in Note 2.6., the Bank’s financial statements and supplementary information as of December 31, 2012, were restated for comparative purposes, and as a result, we consolidated: (i) the stand-alone balance sheet as of December 31, 2012, and (ii) the stand-alone statements of income, changes in shareholders’ equity and cash flows for the year then ended of Banco Macro S.A. and former Banco Privado de Inversiones S.A., eliminating the receivables and payables between both banks and generating:

i)	An increase of Banco Macro S.A.’s capital stock as a result of the merger according to the exchange relationship established in the merger agreement between both banks (see Note 2.6).

ii)	A difference between the face value of minority shares of former Banco Privado de Inversiones S.A. and the value of such shares valued by the equity method, which was recorded in stock issuance premium.

iii)	A decrease in shareholders’ equity by the related amount of the shares issued mentioned in i) valued by the equity method, in proportion to the direct and indirect shareholding of Banco Macro S.A. over minority shareholders of Banco Privado de Inversiones S.A. (Macro Fiducia S.A. and Macro Securities S.A.), because as Banco Macro S.A. controls such minority shareholders, the fact that such shares are held by subsidiaries is essentially the same as if the parent had its own treasury stock and, therefore, as provided in FACPCE (Argentina Federation of Professional Councils in Economic Sciences) Technical Resolution (TR) No. 21, Section 1.2.i), the parent is required to book the accounting valuation thereof as a shareholders' equity reduction.

Additionally, due to the modification of certain disclosure methods defined for certain items in the balance sheet, which did not materially affect the shareholders’ equity of the Bank, the financial statements as of December 31, 2012 were modified for the sole purpose of comparing them with the financial statements as of December 31, 2013.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

3.3.	Unit of measurement

Argentine professional accounting standards effective in the City of Buenos Aires establish that the financial statements should be stated in constant pesos. The adjustment methodology and the need to make those adjustments are required by TR No. 6 and TR No. 17, which were amended by TR No. 39 dated October 4, 2013, (pending approval by the Professional Council in Economic Sciences of the City of Buenos Aires), all of them issued by the FACPCE. This regulation is mainly characterized by the fact that it identifies an inflation context that warrants adjusting the financial statements so that they are stated in constant currency as of the related date, the existence of an inflation rate accumulated over a three-year period reaching or exceeding 100%, considering the domestic wholesale price index of the INDEC (Argentine Institute of Statistics and Censuses).

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, IGJ (Argentine business associations regulatory agency) General Resolution No. 4/2003, Central Bank Communiqué “A” 3,921 and CNV General Resolution No. 441. However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, the loan rate and the exchange rate, which do not require such adjustments according to the abovementioned regulations.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of December 31, 2013 and 2012, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of December 31, 2013 and 2012, the present value calculated by the Bank for these securities amounts to 254,767 and 352,521, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2013 and 2012, the present value reported by the Central Bank for these securities amounted to 300,386 and 272,589, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: The CER as of the last respective business day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current fiscal year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current fiscal year.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

g)	Loans of Government securities:

They were valued at the quoted price as of the last respective business day, plus the related accrued interest. Differences in quoted prices and accrued interest were recorded in the related statements of income.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation in TST & AF Trust: as of December 31, 2012, they were valued by the equity method, considering the residual value of the goodwill arising from the excess of the investment cost over its book value.

iii.	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations. Such accruals were recorded in the related statements of income.

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

i)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

l)	Valuation of derivatives:

l.1)	Put options sold on BODEN 2013 coupons: as of December 31, 2012 such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last respective business day.

l.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to charge or pay a spread between fixed and variable rates.

l.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

l.4)	Put options taken: valued at the agreed-upon exercise price.

See also Note 11.

m)	Severance payments:

The Bank charges these payments directly to expenses.

n)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

o)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

p)	Shareholders’ equity accounts:

p.1)	They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

p.2)	Special reserve for subordinated corporate bonds: related to the reserve created for paying the financial services of subordinated corporate bonds issued by the Bank (see Note 10.a.1)). This reserve is reversed on a monthly basis as the related interest is recorded in the statements of income.

q)	Statement-of-income accounts:

q.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

q.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

q.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	12/31/2013	12/31/2012

Cash	11,236,860	8,728,840
Government and private securities
Instruments issued by the Central Bank	12,980	90,843
Cash and cash equivalents	11,249,840	8,819,683

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2013 and 2012, the Bank estimated an income tax charge of 1,213,000 and 760,000, respectively; hence, no minimum presumed income tax should be assessed for fiscal years ended on such dates.

Additionally, as of December 31, 2013, the Bank made income tax prepayments for 554,200 for the 2013 fiscal year, which will be applied to the tax amount assessed in the 2013 tax return.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Finally, and as a result of the merger of former Banco Privado de Inversiones S.A. with and into the Bank, the Bank carries 3,460 in “Other receivables” in connection with a minimum presumed income tax credit and prepayments for 132, which will be used by the Bank to pay income tax for fiscal 2013.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows:

5.1.	Valuation standards

The main items with differences in valuation matters as of December 31, 2013 and 2012 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity 5		to total income / (loss) (1)	to equity		to total income / (loss) (1)
Item	12/31/2013	12/31/2012	12/31/2013	12/31/2013	12/31/2012	12/31/2013
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	34,828	6,299	28,529	35,162	6,582	28,580
Instruments issued by the Central Bank and booked at amortized cost	41	63	(22)	41	63	(22)
Guaranteed loans – Presidential Decree No. 1,387/01	(13,614)	(16,350)	2,736	(13,614)	(16,350)	2,736
Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(92,636)	(102,276)	9,640	(92,636)	(102,276)	9,640
Other	(58,060)	(62,762)	4,702	(58,060)	(62,762)	4,702
Interests in other companies (c)	25,012	16,719	8,293
Deferred assets – Income tax (d)	92,016	67,950	24,066	116,694	84,386	32,308
Other assets (e)	1,717	(477)	2,194	1,717	(477)	2,194
Liabilities – Provisions (f)	(67,994)	(59,351)	(8,643)	(67,994)	(59,351)	(8,643)
Total	(78,690)	(150,185)	71,495	(78,690)	(150,185)	71,495

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the year ended December 31, 2012, would have increased by 109,990.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, Central Bank current regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán S.A. prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	The Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

(f)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item.

5.2.	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by the Argentine professional accounting standards effective in the City of Buenos Aires.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

b)	There are differences between the cash flow information disclosed and the requirements established by the Argentine professional accounting standard effective in the City of Buenos Aires such as the lack of segregation of the interest earned and paid by the Bank, considering that this statement is prepared according to specific standards applicable to financial institutions.

c)	There are differences between the disclosure required by the Argentine professional accounting standards in the City of Buenos Aires and the disclosure made by the Bank regarding its income statement items, as this statement is prepared according to specific standards applicable to financial institutions.

d)	The supplementary information presented by the Bank, is the information specifically required by Central Bank regulations. This regulation does not contemplate all disclosure requirements of the Argentine professional accounting standards in the City of Buenos Aires, such as the disclosure of due dates for all receivables and payables together with their interest rates or adjustments, certain information about transactions with related parties, the exchange rate applicable to different foreign currencies assets and liabilities at the end of the period, etc.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

6.1)	Loans - Other

	12/31/2013	12/31/2012

Other loans	4,097,387	3,724,632
Export financing and prefinancing	1,013,383	990,352
	5,110,770	4,714,984

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Debt securities issued by financial trusts	423,682	421,755
Certificates of participation in financial trusts	273,933	335,703
Other		32
	697,615	757,490

6.3)	Other receivables – Other

Sundry receivables	200,714	229,066
Security deposits	134,079	51,953
Advanced prepayments	40,531	36,631
Tax prepayments	2,781	6,325
Other	12,723	10,850
	390,828	334,825

6.4)	Deposits - Nonfinancial government sector

Checking accounts	1,898,509	2,016,288
Time deposits	1,425,462	3,430,988
Savings accounts	385,790	594,561
Investment accounts	187,565	224,876
Accrued interest, adjustments and listed price differences payable	27,973	47,781
Other	571,857	456,774
	4,497,156	6,771,268

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

6.5)	Deposits - From the non-financial private sector and foreign residents - Other

	12/31/2013	12/31/2012
Expired time deposits	497,450	441,603
Unemployment fund for workers of the construction industry	166,772	145,572
Attachments	132,396	87,496
Security deposits	2,040	1,606
Other	29,357	18,799
	828,015	695,076

6.6)	Other liabilities from financial intermediation - Other

Purchase financing payables	815,696	602,147
Other payment orders pending settlement	411,831	152,063
Other withholdings and additional withholdings	345,333	279,894
Miscellaneous not subject to minimum cash requirements	254,458	461,905
Collections and other transactions on account and behalf of others	239,308	130,115
Miscellaneous subject to minimum cash requirements	101,056	25,216
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see Note 7.)	87,186	83,832
Retirement pension payment orders pending settlement	29,253	41,208
Other	56,163	36,803
	2,340,284	1,813,183

6.7)	Other Liabilities - Other

Taxes payable (net of prepayments)	877,909	461,941
Salaries and payroll taxes payable	159,677	103,195
Miscellaneous payables	121,262	94,588
Withholdings on salaries	38,106	29,884
Prepayment for the sale of assets	4,859	4,575
	1,201,813	694,183

6.8)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody – ANSES (Argentine social security administration)	29,197,830	15,843,687
Securities in custody – Other	4,708,604	4,425,801
Checks and securities not yet collected	2,989,649	2,238,872
Checks and securities to be debited	836,416	627,706
Managed portfolios (see Note 12.)	603,851	458,591
Checks and securities to be collected	93,324	124,320
	38,429,674	23,718,977

6.9)	Financial income – Interest on other loans

Personal loans	3,266,791	2,369,223
Other	884,018	687,114
	4,150,809	3,056,337

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

6.10)	Financial income – Net income from government and private securities

	12/31/2013	12/31/2012

Government securities	281,174	288,211
Financial trusts	79,150	44,928
Other	32,904	6,856
	393,228	339,995

6.11)	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	105,510	180,476
Forward foreign-currency transactions offset	100,442	14,547
Interests on loans for export prefinancing and financing	54,095	55,792
Other	450	2,010
	260,497	252,825

6.12)	Financial expense – Other

Turnover tax and municipal assessments	623,042	377,060
Premiums on repurchase agreements with the financial sector	10,639	3,151
Other		2,041
	633,681	382,252

6.13)	Service-charge income - Other

Debit and credit card income	726,376	508,697
Rental of safe deposit boxes	68,446	62,492
Service commissions – Joint ventures (see Note 2.5.)	50,078	64,073
Other	233,585	170,600
	1,078,485	805,862

6.14)	Service-charge expense - Other

Debit and credit card expenses	342,517	307,597
Turnover tax and municipal assessments	146,073	90,116
Commissions paid to lending agents	132,297	70,486
Other	37,773	23,678
	658,660	491,877

6.15)	Administrative expenses – Other operating expenses

Security services	178,737	117,513
Maintenance, conservation and repair expenses	173,334	117,456
Electric power and communications	91,942	76,514
Leases	71,942	54,129
Stationery and office supplies	17,444	13,526
Insurance	16,037	12,978
	549,436	392,116

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

6.16)	Other income – Other

	12/31/2013	12/31/2012

Other adjustments and interest on other receivables	19,401	12,674
Services provided to Banco del Tucumán S.A.	8,917	8,729
Gain on sale of bank premises and equipment, and other assets	6,876	10,013
Other	46,764	36,428
	81,958	67,844

6.17)	Other expense – Other

Donations	16,635	12,296
Turnover tax	4,585	3,157
Other	47,717	17,748
	68,937	33,201

7.	RESTRICTED ASSETS

As of December 31, 2013 and 2012 the following Bank’s assets are restricted:

Item	12/31/2013	12/31/2012
Government and private securities
• Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, used as security in favor of SEDESA (1)	89,333	88,984
• Argentine government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, securing the role of custodian of FGS (sustainability guarantee fund) investments	80,513	35,768
• Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, for the performance of forward foreign currency trading transactions	55,136	5,322
• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE)	33,775	35,906
• Other government and private securities	8,967	13,830
Subtotal government and private securities	267,724	179,810
Loans
• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program	43,263	37,664
Subtotal Loans	43,263	37,664
Other receivables from financial intermediation
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities	511,178	461,630
• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Garantizar SGR (mutual guarantee association), with an original contribution of 20,000 made on December 13, 2012	21,268	20,000

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Item	12/31/2013	12/31/2012
Other receivables from financial intermediation (Cont.)
- Risk Fund of Los Grobo SGR, with an original contribution of 20,000 made on December 12, 2012	21,241	20,000
- Risk Fund of Intergarantías SGR, with an original contribution of 3,000 made on December 30, 2013	3,000
- Risk Fund of Compañía General de Avales SGR, formerly Macroaval SGR, with an original contribution of 5,000 made on December 28, 2011		5,460
Subtotal other receivables from financial intermediation	556,687	507,090
Other receivables
• Security deposits related to credit card transactions	129,094	46,080
• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827	827
• Other guarantee security.	4,985	5,873
Subtotal other receivables	134,906	52,780
Total	1,002,580	777,344

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 4. to the consolidated financial statements):

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	12/31/2013	12/31/2012
ASSETS
Cash		4,762			4,762	3,692
Loans				202,705	202,705	136,358
Other receivables from financial intermediation			40,029	97,577	137,606	54,419
Receivables from financial leases			7,982	2,073	10,055	8,479
Items pending allocation	44				44	39
Total assets	44	4,762	48,011	302,355	355,172	202,987

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	12/31/2013	12/31/2012

LIABILITIES

Deposits		1,040	20,201	96,309	117,550	102,256

Other liabilities from financial intermediation	70,000		26,878		96,878	1,959

Total liabilities	70,000	1,040	47,079	96,309	214,428	104,215

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent						64,596

Debit-balance accounts –Control						11,270

Credit-balance accounts – Contingent	923			1,030	1,953	3,136

Credit-balance accounts – Derivatives						2,060

INCOME (EXPENSE)

Financial income			710	17,481	18,191	15,970

Financial expense	(7,282)			(8,090)	(15,372)	(12,144)

Service-charge income	30	2	1,654	2,597	4,283	4,732

Service-charge expense			(6)		(6)

Administrative expenses	(11)				(11)	(12)

Other income	9,765				9,765	9,729

Total income / (loss)	2,502	2	2,358	11,988	16,850	18,275

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2013, amounted to 594,563. Since December 31, 2010, the Bank’s capital stock has changed as follows.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2010	594,485

Capital stock increase approved by the General Special Shareholders’ Meeting of June 10, 2013 (1)	78

As of December 31, 2013	594,563

(1)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, to be issued and delivered to the minority shareholders of former Banco Privado de Inversiones S.A., in the merger process with Banco Macro S.A. (see also Note 2.6.).

Moreover, during fiscal year 2011, the Bank acquired a total of 10,000,000 proprietary registered Class B shares of common stock for a total amount of 92,919.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

			Residual value as
Corporate Bonds	Original value		of 12/31/2013	12/31/2013	12/31/2012

Subordinated – Class 1	USD 150,000,000	(a.1)	USD 150,000,000	981,142	740,192

Non-subordinated – Class 2	USD 150,000,000	(a.2)	USD 106,395,000	718,044	541,705

Total				1,699,186	1,281,897

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No, 23,576, as amended by Law No, 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As establish by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 22.b)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 non-subordinated corporate bonds at a fixed rate of 8.5% p.a. simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest is paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically, The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and Argentine professional accounting standards effective in Buenos Aires City. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.h.1), 3.5.h.2) and 3.5.l).

Positions of transactions effective as of December 31, 2013 and 2012 are as follows:

Transaction	12/31/2013	12/31/2012

Net position of repurchase agreements	(569,919)	(324,454)

Net asset position of forward transactions without delivery of the underlying asset (a)	806,959	25,253

Interest rate swaps (b)	50,000	85,000

Position of put options sold on BODEN 2013 coupons (c)		14,713

Position of put options taken (d)	6,676	56,045

Net income (loss) resulting from these transactions for the fiscal years ended December 31, 2013 and 2012, amount to income (loss):

Transaction	12/31/2013	12/31/2012

Premiums on reverse repurchase agreements	105,510	180,528

Premiums on repurchase agreements	(10,639)	(3,151)

Interest rate swap	(450)	(83)

Forward foreign-currency transactions offset	100,442	14,547

Total	195,763	191,841

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	As of December 31, 2013 and 2012, this is related to swap agreements entered into with the Central Bank entitling the Bank to collect on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 50,000 and 85,000, respectively. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreements will expire between April 30, 2014, and October 31, 2014. The purpose of these transactions is to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

(c)	Related to put options on the BODEN 2013 coupons provided in Presidential Decrees No. 905/2002 and No. 1,836/2002, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)	Related to the following options:

d.1) As of December 31, 2013, this includes a put option taken with Carpoint S.A. of a property received by the Bank as payment of loans granted by it. The price was set at USD 1,024,250, and the option’s exercise period between September 24, 2015, and September 23, 2016, both dates inclusive.

d.2) As of December 31, 2012, this was related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXVI and, could be received by the Bank as payment of the assignment value established in the agreement executed on November 28, 2012, with Banco de Servicios y Transacciones S.A. The initial price was set at 55,000, which will accrue a minimum applicable rate of 21%, compounded on a monthly basis. The option could be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. As of the date of issuance of these financials statements, the deadline to exercise the option has been met, without the Bank having exercised that right.

12.	PORTFOLIO MANAGEMENT

As of December 31, 2013 and 2012, the Bank manages the following portfolios:

	Managed portfolio as of
Item	12/31/2013	12/31/2012
• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	14,039	14,053

• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	42,082	42,274

• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A.	107,875	89,477

• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”.	74,069	77,767

• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	58,169	58,085

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

	Managed portfolio as of
Item (Cont.)	12/31/2013	12/31/2012
• On November 22, 2012 and 2013, the Bank (trustor) and Macro Fiducia S.A. (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I” and “SECANE II”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian.	183,845	93,566

• Other portfolios managed by the Bank.	123,772	83,369
Total	603,851	458,591

13.	MUTUAL FUNDS

As of December 31, 2013, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)

Pionero Pesos	325,239,111	596,082	394,664

Pionero Renta Ahorro	55,852,029	137,610	135,079

Pionero F F	150,008,757	324,632	251,165

Pionero Renta	45,501,617	240,446	236,487

Pionero Acciones	1,109,351	5,419	5,244

Pionero Renta Dólares	6,027	17

Pionero Empresas FCI Abierto PYMES	100,000	116	115

Pionero Consumo	100,000	112	110

Argenfunds Ahorro Pesos	141,397,744	184,347	184,739

Argenfunds Renta Privada	192,786,558	251,993	256,148

Argenfunds AB PYMES	5,966,486	6,207	6,207

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.8289% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10539 of February 28, 2013.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency, are met. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

15.1.	Financial trusts for investment purposes

As of December 31, 2013 and 2012, the amounts recorded in the Bank’s financial statements for holdings of certificates of participation (net of allowances for 223,832 as of both dates) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	12/31/2013	12/31/2012

Certificates of participation:
Frávega Créditos I, II and XII (a)	44,717	50,977
TST & AF (b)		57,731
Other	5,384	3,163
Subtotal certificates of participation	50,101	111,871

Debt securities:
Underwriting agreements (c)	281,187	238,182
Loma Blanca (d)	98,412	76,350
Other (e)	44,083	107,223
Subtotal debt securities	423,682	421,755

Total	473,783	533,626

(a)	Frávega Créditos I, II and XII Trust

On June 28, December 20, 2012, and November 29, 2013, Frávega SACI e I, as trustor, collection agent and beneficiary, Macro Fiducia S.A. as trustee and Banco Sáenz S.A. as the loan portfolio manager, entered into three trust agreements called Fideicomiso Financiero Privado Frávega Créditos I, Fideicomiso Financiero Privado Frávega Créditos II and Fideicomiso Financiero Privado Frávega Créditos XII, respectively, whereby each trust issued Class “A” and Class “B” certificates of participation.

The purpose of the trusts is to pay the certificates of participation in full once the receivables and promissory notes transferred by the trustor have been collected. Upon expiration of the trusts, the holders of Class “B” certificates of participation will receive the remaining receivables.

On August 15, 2013, Fideicomiso Financiero Privado Frávega Créditos I settled 100% of the Class "A" certificates of participation held by the Bank.

As of December 31, 2013, the Bank is the direct beneficiary of 100% of the Class “A” certificates of participation issued by Fideicomiso Financiero Privado Frávega Créditos II and Fideicomiso Financiero Privado Frávega Créditos XII.

(b)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Macro Fiducia S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully disposed of. In addition, as of December 31, 2012, the Bank was the direct beneficiary of 53.34% of the certificates of participation issued by the TST & AF Trust (see also Note 8.1.a) to the consolidated financial statements).

On May 15, 2013, the Trust redeemed the certificates of participation held by the Bank, which received property and cash as payment. This transaction did not materially impact in the income statement.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(c)	Underwriting agreements

It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Accicom, Pvcred and Credial). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(d)	Fideicomiso Loma Blanca

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), entered into the trust called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust consists on the set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, Province of Chubut.

As of the date of issuance of these financial statements, the Class A debt securities acquired by the Bank account for 14% of the total trust issues. The final amortization of such debt securities will operate on March 16, 2016.

(e)	Other

It includes, among others, the following trusts:

i)	Chubut oil & gas royalties Trust

The trust manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the Province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

ii)	TATSA (formerly SAETA)

It manages the credit transferred by the trustor, resulting from the sale agreement of passenger transport units with the purpose of financing their manufacturing. As of September 30, 2013, the Bank is a direct beneficiary of 100% of the debt securities and certificates of participation included in “Others”, issued by the trust.

iii)	Trust created by Presidential Decree 976/2001

As of December 31, 2012, the trust managed the collection of certain taxes for the purpose of developing infrastructure projects.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the abovementioned trusts, exceed the carrying amount in the related proportions.

Additionally, Note 8.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of December 31, 2013 and 2012, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia S.A. (subsidiary) of this type of trusts total 10,754 and 7,158, respectively.

Additionally, Note 8.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of December 31, 2013 and 2012, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amount to 750,214 and 667,866, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2013 and 2012, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amount to 510,516 and 400,026, respectively.

Additionally, Note 8.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT IN THE CAPACITY OF AGENTS BELONGING TO DIFFERENT CATEGORIES OF AGENTS DEFINED BY THE CNV

On September 5, 2013, the CNV issued General Resolution No. 622, as mentioned in Note 21. Considering Banco Macro S.A.’s current operations, and according to the different categories of agents established by the abovementioned Resolution, the Bank is in the process of registering with this agency for in the following agent categories: custody of collective investment products (AC PIC FCI), placement and distribution of mutual funds (Acyd FCI), financial trustees (FF) and nonfinancial trustees (FNOF), and clearing and settlement and integral trading agent (ALyC and AN - integral).

The Bank’s shareholder´s equity exceeds the minimum amount required by this regulation, amounting to 24,125, as the required minimum liquid assets of 14,000, which are made up of available assets in accounts with the Central Bank.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

17.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

17.1.	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for December 2013 are listed below, indicating the balances as of month-end of the related accounts:

Item	12/31/2013

Cash
Amounts in Central Bank accounts	8,254,220

Other receivables from financial intermediation Special guarantee accounts with the Central Bank	511,178

Total	8,765,398

17.2.	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for December 2013, along with its computable capital as of the end of that month:

Item	12/31/2013

Minimum capital requirement	3,871,260

Computable capital	7,708,266

Excess amount	3,837,006

18.	RISK MANAGEMENT POLICIES

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank approved the creation of a Risk Management Committee, the duties of which include ensuring that an independent risk management be established, coordinating the management of the various types of risks and the respective persons in charge.

In this regard, the coordination of the Committee includes the heads of financial risk, credit risk and operational risk, which are in charge of implementing the guidelines contained in the Risk Management framework policy.

The Risk Management framework policy establishes the environment for the risk management process under the notions of risk identification, measurement, monitoring and mitigation. In addition, it lays out the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts. The process also includes the guidelines for developing stress tests, which began to be performed in current fiscal year based on an Action Plan approved by the Risk Management Committee.

Additionally, the system is supplemented with policies and procedures specific to each risk (financial, credit, operational, counterparty credit, country risk, securitization, reputational, compliance, strategic risks, among others).

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Stress tests

The development of the Stress Test Program was established and planned. The process includes documenting and formalizing the program, including the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

Economic capital estimate

In 2013, the Bank started with the capital self-assessment process.

Economic capital is the estimated amount of unexpected losses identified for each one of the individual risks (market, liquidity, interest rate, credit, counterparty credit, concentration, operational, securitization, strategic and reputational) determined for the Bank on a consolidated basis. The methods used for subsidiaries are exactly the same.

Economic capital was first quantified based on the amounts as of December 31, 2013, in compliance with the provisions of Central Bank Communiqués “A” 5394 and “A” 5398. Starting January 2014, it was implemented as a formal procedure to be calculated on a monthly basis, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The most significant risks managed by the Bank are disclosed as follows:

Financial risk

Financial risk is understood to be the group comprising Liquidity, Market and Interest Rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

Definitions

Liquidity Risk is mainly understood to be the funding liquidity risk, defined as that in which Grupo Macro is unable to efficiently meet cash flows that are both expected and unexpected, current and noncurrent and with guarantees, without hindering daily operations or the financial situation. Market Liquidity Risk is understood to be the risk that the Bank may not be able to offset or unwind a position at market price.

Market Risk is defined as the possibility of incurring losses in on-and off-balance sheet positions as a result of adverse fluctuations in the market price for various assets.

Interest Rate Risk is defined as the possibility that there may be changes in the Bank’s financial situation as a result of fluctuations in the interest rates, which may have adverse effects on the Bank’s net financial income and financial value.

Process

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries in a consolidated framework. This process is reviewed periodically by the Risk Management Committee in accordance with the guidelines set forth by Central Bank Communiqué “A” 5203 and the adjustments or amendments approved by the Board of Directors.

The purpose of the Financial Risk Policy is to ensure that the Risk Management Committee and Senior Management have the proper procedures, tools and information enabling them to measure, manage and control the applicable risks.

The Risk heads will report to the Assets and Liabilities (CAP) and the Risk Management Committees on a monthly basis on the financial risk exposure and the effects that may be caused in the Bank’s financial margin. A set of predetermined reports is prepared enabling a clear comparison between the existing exposure and the policy on limits.

The CAP is in charge of setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

The Financial Risk area uses the following instruments in preparing its reports: sensitivity analysis, stress tests, index curves and other simulations. The adoption of measures regarding the detected departures based on the information provided is left to Senior Management’s discretion, for which it must take into consideration several factors such as the market conditions or the complexity and variety of transactions, considering the defined action plans. The Risk Management Committee learns about these situations and the plans implemented, analyzing the impact on risk exposure. As a result, it may require an explanation about the case from Senior Management or, based on its survey, recommend adjustments to the policies, procedures and limits to the Board of Directors.

The goal set by the Board of Directors is to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity is supported by an adequate planning process that considers the current and future cash needs, as well as possible changes in economic, political, regulatory and other conditions.

This makes it necessary to identify forecast and possible cash outflows, as well as alternative strategies to handle assets and liabilities in critical situations.

The reports prepared contemplate the following aspects: changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; changes, rates and volatility of term deposits, and the participation of institutional investors; liquidity and interest rate risk; established limits and issuance of warnings.

The Bank evaluates the Liquidity Risk situation through different tools, some of which include:

-	liquidity test: this is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without there being any significant changes in the business;

-	stress tests: used to quantify the impact of individual or systemic illiquidity scenarios;

-	mismatch control: the Risk Management Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios;

-	assets and liabilities assumptions: in the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions are to be included for the assets and liabilities of the balance sheet, taking into account the stability, diversification, and historical renovation percentages.

Market Risk is measured by computing the VAR (value at risk), which consists in the maximum expected loss for a trading portfolio over a certain period of time and with a 99% confidence level.

The tool used for the interest rate risk is the computation of income at risk, which is used for measuring the risk of portfolios that accrue interest, measuring the impact of an adverse change in interest rates on income.

There are Contingency Plans which are assessed and reviewed on a regular basis by the Risk Management Committee.

Credit risk

Credit risk results from the possibility of loss derived from customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counter-party and credit risk policies and strategies the purpose of which is to ensure that risks fall within a risk tolerance level decided by the Board of Directors and Central Bank and other oversight agency regulations.

The Credit Risk Department is in charge of managing credit risk, which involves identifying, evaluating, monitoring, controlling and mitigating it in all the stages of the credit cycle, from the analysis prior to granting credit through maturity or even during the credit recovery phase.

It has the proper structure, procedures and different tools (information systems, rating and monitoring systems, measurement models, recovery policies) which enable it to handle risk effectively.

Specialized risk analysts in the Business Risk and Credit Risk Departments evaluate the risk of the different customer segments, providing technical support for the credit decisions made at all levels of the organization.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

The Retail Banking area has assessment policies in place to evaluate the customer depending on the segment he belongs to (Payroll services – Public or Private and Retired Pensioner or Open Market). In order to streamline the processes, the requested assistance is entered into the related evaluation system, which produces an approval or a rejection and, if applicable, determines the maximum financing amount. There is also a widespread use of scores (imposing a minimum limit of admission related to an acceptable arrears level), credit prequalification models to evaluate potential clients (which reduce processing times and standardize analyses) and the permanent rating for consumer customers (which allows branches to provide assistance within the margins set out on a centralized basis).

In Corporate Banking, approval by Credit Committees is required, and specific risk reports are prepared by customer or group of companies. To streamline this process of approving pre-defined products and smaller amounts, there are decentralized assessment methods in place for Agro businesses and MSMEs. There is an individual and joint powers system in place for managers and business officers which is applied exclusively to short term transactions involving small amounts or which have self-liquidating collateral.

Once the credit limits have been approved, the Credit Administration and Transactions Department controls the formalities and settlement of the transactions and every month it reviews the classification of debtors and the debtors’ guarantees, assessing the sufficiency of the provisions according to the standards established by the Central Bank.

During 2013, the Credit Risk Management Department was created, which is in charge of designing the company rating and individuals scoring models, the calculation of expected losses and economic capital and stress tests. It is also involved in designing the decision engines to approve the credit ratings on a mass scale and/or in a decentralized manner, and in generating the credit risk monitoring indicators.

The Bank bases its management information system on an automated tool calculating key performance indicators, defined by the Board of Directors according to the desired risk appetite. Limits and alerts are set forth for each one. The results produced by this tool are included in a report on the credit risk tolerance limits, which is submitted to the Risk Management Committee for its consideration and to adopt corrective measures where necessary.

One of the credit risk management tools used includes the evaluation or score models (for admission, behavior and collections), which are used at different stages of the credit cycle, attributing an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored. The Bank is also developing models to use in relation to expected losses, forecasts and capital adequacy assessments, which are currently at different stages of progress and form part of the Action Plan to adjust to local regulations (Communiqués “A” 5394 and “A” 5398), the Basel principles and best practices for risk management.

Recovery efforts involving nonperforming loans are included with the other risk instances, which increases the efficiency of collection processes (both in the pre-legal and litigation stages), at the same time providing information of the recovery action outcomes, which allows the Bank to adjust the origination and expected loss models.

Securitization risk

The Bank and its subsidiaries do not assume any significant risks involving securitization activities. This operation consists mainly in financing, such as prepayments of prices and underwriting in the placement of debt securities of Corporate Banking customers, loans to trusts which are given the same treatment as legal entities and potentially securitizing the proprietary portfolio.

Holding debt securities or certificates of participation in trust generally creates exposure related mainly to credit risk and interest rate risk, just as in a traditional credit transaction. Therefore, they are included in the assessment and administration of each one of the risks involved.

Operational risk

The Bank adopted the definition of Operational risk under the Basel II Accord and the definition established by the Central Bank through its Communiqué “A” 5398, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events.

This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structures, appointing a Head of Operational Risk. The Operational Risk Committee’s main mission is to secure an Operational Risk Management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin conveying the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

A quantitative approach is used to measure operational risk and technological risk, which includes the following:

-	assessing all relevant processes;

-	integrating the operational and technological risk assessment models;

-	applying risk impact and frequency evaluation matrices for the assessment of processes and subprocesses;

-	the quantitative assessment of the risks, identifying action plans and proposals for improving the critical processes, all in full compliance with the objectives set forth;

-	the procedure to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by registering risk events and losses in a centralized database;

-	the IT tool put into practice to manage operational risk, used to manage identified risks and calculate the different indicators so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management; and

-	the methodology through which the IT areas identify, assess and control the risks related to the Bank’s information assets and to specific events, creating information that is later taken into account in decision-making processes.

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

The Bank has an incentives system to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, the implementation of improvements on the different functions of the risk management system also continued.

19.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro S.A.’s business activity is governed by Financial Institutions Law No. 21.526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to the good banking practices laid out in Central Bank Communiqué “A” 5201 (Guidelines for Corporate Governance in Financial Institutions) as supplemented.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

Through Resolution No. 606/12, the CNV approved the minimum contents of the Corporate Governance Code, adding notions of a good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Information Report on Corporate Governance together with the letter to the shareholders for the fiscal year; the report is available on the website and that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial institutions and financial intermediaries”.

Moreover, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

The main guidelines under Communiqué ”A” 5293 as supplemented are as follows:

•	Board of Directors, Senior Management and Committees

The Bank’s Board of Directors is made up of thirteen members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are appointed by the Shareholders’ Meeting.

Five directors are independent, according to the guidelines set by CNV and the Central Bank regulations.

Directors should be morally suitable, experienced, knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

In this regard, through its CREFI (Creation, Operation and Expansion of Financial Institutions) circulars, the Central Bank establishes the assessment criteria used for granting the authorization to the directors appointed by the Shareholders’ Meeting.

The Board of Directors delegates the usual affairs related to management and corporate activities to an Executive Committee with the assignment of specific duties as defined in the Bank’s bylaws.

In relation to Senior Management and Committees, see next paragraph Organizational structure

•	Ownership structure

As of December 31, 2013, the Bank’s shareholders are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes

Brito Jorge Horacio	19.87	21.82
Carballo Delfín Jorge Ezequiel	18.79	20.53
ANSES FGS (Sustainability Guarantee Fund) under Law No. 26.425	30.97	28.79
Grouped shareholders (Argentine stock exchanges)	8.74	8.75
Grouped shareholders (foreign stock exchanges)	21.63	20.11

•	Organizational structure

Senior management

Two deputy general managers report to the Executive Committee; one is in charge of the commercial areas and the other is in charge of the operating areas. Fourteen first-line managers report to them. Additionally, the Bank has 10 staff areas reporting directly to the Executive Committee.

Committees

The bylaws establish that the Board of Directors may create the committees it may deem convenient for the Bank’s activities and appoint its members. The following committees currently operate in the Bank:

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Committee	Roles
Audit Committee	They are established in Capital Markets Law as supplemented.
Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Risk Management Committee	The Risk Management Committee is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Receivables Committee	Approving credit transactions based on credit capacity.
Legal Recovery department	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting retirements.
Personnel Incentives Committee	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Appointments Committee	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.
Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Branches

The Bank has a broad network of branches (401) throughout Argentina.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 1.2. to the Bank’s consolidated financial statements (see also Notes 8. and 4. to the stand-alone and consolidated financial statements, respectively).

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1 and 15, respectively.

•	Incentive practices

The Bank has a personnel incentives system based on the identification of officers’ “outstanding performance”, which is understood to be their contribution in connection with the obtained results and their manner of conducting management.

The Incentives Committee is in charge of ensuring for the financial incentives for personnel system to be consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks. The Incentives Committee is the body responsible for approving the Compensation Policy (salary and variable incentives), as well as any reviews it may require.

The Incentives System in place is based on assessing personal competence and performance associated with the compliance of non-related organizational objectives to be compensated based on extraordinary profit targets or direct financial achievement. The system is also adjusted according to the objective premise of generating sustained revenues (on a sustainable basis), thus, when establishing the total amount of compensation with regard to income (loss) for the year, extraordinary income is not taken into account. The system only provides cash compensation.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

The Compensation Policy also includes a specific chapter regarding how remuneration is set and adjusted. In this case, the idea is to compensate personnel by ensuring performance recognition, internal equity, external competitiveness, productivity, efficiency and added value, finding an appropriate point of equilibrium with the business’s economic capacity and consistency in the long term.

The following aspects are taken into consideration:

-	the complexity of the positions, their contribution to the organization’s strategy and the professional development attained by the employee;

- employees with enhanced performance in achieving their objectives and assuming greater responsibilities; and

- levels of remuneration that are competitive in comparison to market levels.

•	Codes of ethics and conduct

The Bank adheres to the best practices and requires that all its employees act according to the highest standards of personal and professional integrity in all aspects of their activities.

In addition, compliance with its Code of Conduct and other policies and procedures governing employee conduct is considered to be essential. Moreover, the Code of Ethics for directors and officers is supplemental to the Bank’s Code of Conduct.

•	Role of financial agent

The Bank is a financial agent for the Provinces of Misiones, Salta and Jujuy. In addition, the subsidiary Banco del Tucumán S.A. is a financial agent for the Province of Tucumán and the Municipality of San Miguel de Tucumán. See also Notes 2.1. through 2.4.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro S.A. complies with the provisions and reporting requirements established in Financial and Foreign Exchange Institutions Law No. 21.526 and the regulations issued by the regulatory agency (Central Bank).

As established by the legislation (Argentine Business Associations Law No. 19.550), specific applicable regulations (Capital Markets Law as supplemented), professional accounting standards (TR No. 21) and best practice recommendations, the Bank reports on the transactions with related parties in notes to the financial statements. Such transactions are carried out under usual market conditions. See also notes 8. and 4. to the stand-alone and consolidated financial statements, respectively.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable before the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

The loyal duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interest.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest there may be in a transaction proposal and should refrain from voting on the matter.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Información institucional” - Institutional information - and “Inversores” - Investors) and, additionally, some guidelines are disclosed in other notes and exhibits to these financial statements. Moreover, the Bank’s public information is disclosed on the websites of the Central Bank (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

20.	TAX AND OTHER CLAIMS

20.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant ongoing claims arising from the previous paragraph are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that as yet has not been resolved and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro S.A. for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. In February 2009, a complaint was filed to challenge the assessment with the Federal Administrative Tax Court, which is pending proceedings. City of Buenos Aries government filed an action for payment and secured a provisional attachment in the amount of 827 (see also Note 7.).

Additionally, there are other appeals which are not relevant with Tax Court.

20.2.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones S.A., on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case orders to adjust the performance of the agreement, as regards the reimbursement of the funds to the clients from whom the charge had been collected, a resolution which was appealed by the Bank.

Additionally, there are other claims initiated by consumers’ associations.

20.3.	Finally, the Bank and its directors were notified about the opening of financials and exchange proceedings by the Central Bank and other filed by the UIF (Financial Information Unit). According to the above mentioned agencies position, they are mainly related to regulatory breaches over transactions conducted by Bank customers. These proceedings were or will be challenged or appealed in the administrative field and / or court, as the case may be.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

21.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The financial and capital markets

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. In addition, at a local level, there was an increase in the volatility of government and private securities and in interest rates, as well as somewhat significant changes in the prices for other relevant economic variables, such as salary costs, the prices of the main raw materials and the exchange rate.

Specifically in connection with the Argentine foreign exchange market, as from October 2011, the Federal Government imposed certain restrictions to access to the MUyLC (single and free foreign exchange market). Moreover, subsequently to December 31, 2013, there was a strong appreciation of foreign currency and a rise in interest rates, both deposit and lending rates. Exhibit L “Amounts in foreign currency” to the accompanying financial statements discloses a breakdown of the assets and liabilities in foreign currency which, as a result of the abovementioned situation, will give rise to foreign exchange differences that will be included in the next fiscal year’s income (loss).

Lastly, on December 27, 2012, a new Capital Markets Law was enforced, as enacted by Presidential Decree No. 1023/2013 dated July 29, 2013, and CNV General Resolution No. 622 dated September 5, 2013. At present, although the regulations provide for a transition period, the law is undergoing a process of gradual implementation and analysis by the various market agents. In addition, several filings and requests for clarification have been filed with the agency, which has issued various interpretations and extensions.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps, 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

Additionally, as of December 31, 2013 and 2012, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 14,208 and 10,719 at the stand-alone level, respectively, and a total of 23,301 and 17,112 at consolidated level, respectively. The Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts that could derive from the final outcome of such actions.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

22.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be allocated to the legal reserve. Consequently, upcoming Shareholders’ Meeting shall apply 488,713 out of “Unappropriated retained earnings” to increase such legal reserve.

b)	As established in the issuance conditions for the 1st series of Class 1 subordinated Corporate Bonds mentioned in Note 10.a.1), the upcoming Shareholders’ Meeting shall apply 95,326 out of “Unappropriated retained earnings” to set a special reserve for the interest services to be paid upon the maturities taking place in June and December 2014.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings being distributed were generated or the related proportional amount.

Additionally, from the amendments introduced by Law No. 26,893, with effect from September 23, 2013, distributions of dividends (except for shares) to individuals of the country or foreign individuals or legal entities shall be subject to a 10% income tax.

d)	As established by CNV General Resolution No. 593, the Shareholders’ Meeting considering financial statements with retained earnings should specifically decide how they will be used.

e)	Through Communiqué “A” 5485 as supplemented, the Central Bank establishes the general procedure for distributing earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, and there are no penalties imposed by UIF, weighted to be significant, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, among other items.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% of the required amount.

23.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

24.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5., in accordance with argentine professional accounting standards effective in the City of Buenos Aires. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito

Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	12/31/2013		12/31/2012 (1)	12/31/2013
	Market
	Or			Position
	Present	Book		without		Final
Name	Value	balance	Book balance	options (2)	Options	position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Federal government bonds in pesos at Badlar Private + 3% - Maturity: 2015		467,411	119,993	419,951		419,951
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2%		256,946	69,678	89,457		89,457
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		253,560	566,583	212,898		212,898
Federal government bonds in US dollars at 7% - Maturity: 2017		68,904	2,998
Federal government bonds in US dollars at 7% - Maturity: 2015		44,126	10,470	(18)		(18)
Debt Securities of the Province of Neuquén Series 1 Class I in US dollars - Maturity: 06-12-2016		26,970		26,970		26,970
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		25,834	62,879	(5,846)		(5,846)
Consolidation bonds in pesos - 6° serie - Maturity: 2024 at 2%		17,489	38,653	7,927		7,927
GDP - Related Securities in pesos - Maturity: 2035		15,076	3,042	68		68
Par bonds denominated in Us dollars - Maturity 2038 (Reg. by NY law)		13,020
Other		14,446	81,775	11,307		11,307
Subtotal holdings booked at market value		1,203,782	956,071	762,714		762,714

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2017		88,928
Subtotal government securities under repo transactiones with Central Bank of Argentina		88,928

Holdings booked at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos – Maturity: 05-29-2014	98,759	98,759		98,759		98,759
Argentine saving bond for the economy development in US dollars at 4% - Maturity 07-27-2016	107,166	98,437		107,166		107,166
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014	39,038	37,435	146,341	39,038		39,038
Debt Securities Class 1 - Chubut development and infraestructure bond in US dollars at 4% - Maturity: 10-21-2019	9,804	10,376		9,804		9,804
Province of Buenos Aires Treasury Bills in pesos – Maturity: 01-31-2013			51,819
Province of Buenos Aires Treasury Bills in pesos – Maturity: 06-06-2013			51,525
Debt Securities of the Province of Entre Ríos Series II in pesos Class A - Maturity: 03-26-2013			25,757
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity: 11-14-2013			25,010
Province of Chubut Treasury Bills Series III in pesos – Maturity: 05-24-2013			20,396
Province of Chaco Treasury Bills in US dollars - Maturity: 03-14-2013			19,526
Debt Securities of the Province of Entre Ríos Series II in pesos Class A - Maturity: 02-26-2013			5,053
Subtotal Holdings booked at amortized cost		245,007	345,427	254,767		254,767

(1) See Note 3.2.

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	12/31/2013		12/31/2012 (1)	12/31/2013
Name	Market value or Present Value	Book balance	Book balance	Position without options (2)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-02-2014		12,980		12,980		12,980
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-27-2013			8,720
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		12,980	8,720	12,980		12,980

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-19-2014		21,817
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-05-2014		21,330
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-29-2014	12,750	12,750
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-11-2014		12,591
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-15-2014		11,902
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-26-2014		4,674
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-25-2013			48,942
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-30-2013			43,529
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013			38,972
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		85,064	131,443

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-06-2013			49,384
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-27-2013			20,847
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-20-2013			15,746
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-20-2013			4,866
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio			90,843

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013			26,320
Subtotal Central Bank of Argentina Notes at market value - Own portfolio			26,320

Subtotal Instruments issued by the Central Bank of Argentina		98,044	257,326	12,980		12,980

(1) See Note 3.2.

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	12/31/2013		12/31/2012 (1)	12/31/2013
Name	Market value or Present Value	Book balance	Book balance	Position without options (2)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		98,044	257,326	12,980		12,980

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 04-23-2014		39,340
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 01-23-2013			139,698
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013			33,120
Subtotal Central Bank of Argentina Notes - Under repo Transactions		39,340	172,818

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 04-23-2014		35,647		35,647		35,647
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio		35,647		35,647		35,647
Total Instruments issued by the Central Bank of Argentina		173,031	430,144	48,627		48,627
Total Government securities		1,710,748	1,731,642	1,066,108		1,066,108

Total government and private Securities		1,710,748	1,731,642	1,066,108		1,066,108

(1) See Note 3.2.

(2) Position without options as of December 31, 2013, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

Jorge H. Brito

Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	12/31/2013	12/31/2012 (1)

COMMERCIAL

In normal situation	15,697,070	13,267,897
With Senior “A” guarantees and counter-guarantees	1,052,533	598,104
With Senior “B” guarantees and counter-guarantees	2,910,554	1,987,574
Without Senior guarantees or counter-guarantees	11,733,983	10,682,219

Subject to special monitoring	102,511	142,630
In observation
With Senior “A” guarantees and counter-guarantees	1,993
With Senior “B” guarantees and counter-guarantees	35,970	25,625
Without Senior guarantees or counter-guarantees	64,548	117,005

Troubled	22,650	19,854
With Senior “B” guarantees and counter-guarantees	13,060	11,516
Without Senior guarantees or counter-guarantees	9,590	8,338

With high risk of insolvency	222,106	71,126
With Senior “B” guarantees and counter-guarantees	75,006	22,723
Without Senior guarantees or counter-guarantees	147,100	48,403

Irrecoverable	8,385	91,931
With Senior “B” guarantees and counter-guarantees	3,729	1,642
Without Senior guarantees or counter-guarantees	4,656	90,289

Subtotal Commercial	16,052,722	13,593,438

(1) See Note 3.2.

Jorge H. Brito

Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	12/31/2013	12/31/2012 (1)

CONSUMER

Performing	20,972,447	16,203,898
With Senior “A” guarantees and counter-guarantees	314,530	46,170
With Senior “B” guarantees and counter-guarantees	1,633,217	1,226,121
Without Senior guarantees or counter-guarantees	19,024,700	14,931,607

Low risk	316,744	265,584
With Senior “A” guarantees and counter-guarantees	1,578	157
With Senior “B” guarantees and counter-guarantees	13,948	12,499
Without Senior guarantees or counter-guarantees	301,218	252,928

Medium risk	206,596	169,675
With Senior “A” guarantees and counter-guarantees	1,063	9
With Senior “B” guarantees and counter-guarantees	6,047	4,520
Without Senior guarantees or counter-guarantees	199,486	165,146

High risk	124,120	108,676
With Senior “A” guarantees and counter-guarantees	576	69
With Senior “B” guarantees and counter-guarantees	4,859	4,407
Without Senior guarantees or counter-guarantees	118,685	104,200

Irrecoverable	62,241	88,172
With Senior “B” guarantees and counter-guarantees	9,065	7,063
Without Senior guarantees or counter-guarantees	53,176	81,109

Irrecoverable according to Central Bank's rules	284	134
Without Senior guarantees or counter-guarantees	284	134

Subtotal Consumer	21,682,432	16,836,139
Total	37,735,154	30,429,577

(1) See Note 3.2.

Jorge H. Brito

Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	12/31/2013		12/31/2012 (1)

Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,321,319	6.15	2,684,306	8.82
50 next largest customers	3,855,621	10.22	3,821,749	12.56
100 next largest customers	2,724,057	7.22	2,179,952	7.16
Other customers	28,834,157	76.41	21,743,570	71.46

Total	37,735,154	100.00	30,429,577	100.00

(1) See Note 3.2.

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	34	30,375	12,855	41,663	83,331	167,590	329,715	665,563

Financial sector		282,429	63,610	16,315	17,487	9,685		389,526

Non-financial private sector and foreign residents	389,377	11,554,504	4,884,970	3,658,508	3,702,638	4,971,106	7,518,962	36,680,065

Total	389,411	11,867,308	4,961,435	3,716,486	3,803,456	5,148,381	7,848,677	37,735,154

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

							Information on the issuer
	12/31/2013					12/31/2012 (1)	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Year-end date	Capital stock	Shareholders' equity	Income (loss) for the year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	618,886	456,898	Financial institution	12-31-13	43,960	688,171	180,123
Macro Securities S.A. (Former
Macro Securities S.A. Sociedad de Bolsa)	Common	1	1	12,776,680	54,676	38,954	Brokerage house	12-31-13	12,886	54,582	15,343
Macro Fiducia S.A.	Common	1	1	6,475,143	12,714	12,142	Services	12-31-13	6,567	13,263	2,068
Macro Fondos SGFCI S.A.	Common	1	1	327,183	4,362	4,321	Mutual funds management	12-31-13	1,713	21,882	11,694
Foreign
Macro Bank Limited	Common	1	1	9,816,899	279,298	219,002	Financial institution	12-31-13	9,817	279,299	60,297
Subtotal subsidiaries					969,936	731,317

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-12	23,599	62,631	25,777
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-12	7,200	6,743	(962)
Visa Argentina S.A.	Common	1	1	1,141,503	3,554	2,086	Business services	05-31-13	15,000	265,120	203,787
COEL S.A.	Common	1	1	86,236	138	124	Financial Services	12-31-12	1,000	3,106	500
ACH S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-12	650	266	(105)
Mercado Abierto Electrónico S.A.	Common	1,200	1	8	121	121	Electronic market	12-31-12	242	16,222	280
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-13	10,250	44,699	13,201
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-12	13,419	562,680	4,079
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	514	388	Financial institution	12-31-12	1,376,746	4,064,026	457,466
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	382	288	Financial institution	12-31-12	1,376,746	4,064,026	457,466
Subtotal non-subsidiaries					8,049	6,347

Total in financial institutions, supplementary and authorized activities					977,985	737,664

In other companies
- Non-subsidiaries
In Argentina
Other					1,551	1,424
Foreign
SWIFT S.A.	Common	1	1	5	32	24	Services	12-31-12	973,323	1,638,274	90,222
Total in other companies					1,583	1,448
Total (2)					979,568	739,112

(1) See Note 3.2.

(2) As of December 31, 2013 and 2012 the Bank booked allowances for impairment in value amounting for 344 and 311, respectively (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Net book				Depreciation for
	value at				the year		Net book
	beginning				Years of		value at
	of fiscal				useful		end of
Item	year (1)	Increases	Transfers	Decreases	life	Amount	fiscal year

Bank premises and equipment
Buildings	349,286	38,998	2,013	220	50	14,988	375,089
Furniture and facilities	79,971	18,336			10	12,091	86,216
Machinery and equipment	130,892	94,199	114		5	51,469	173,736
Vehicles	36,396	9,944		1,293	5	12,810	32,237

Total	596,545	161,477	2,127	1,513		91,358	667,278

Other assets
Works in progress	53,393	65,549	(1,157)				117,785
Works of art	1,177			7			1,170
Prepayments for the purchase of assets	13,256	7,909	(970)				20,195
Foreclosed assets	5,195	4,420		626	50	81	8,908
Leased buildings	572				50	2	570
Stationery and office supplies	9,265	43,066		42,265			10,066
Other assets	180,515	46,582		25,008	50	1,152	200,937

Total	263,373	167,526	(2,127)	67,906		1,235	359,631

(1) See Note 3.2.

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Net book		Amortization for
	value at		the year		Net book
	beginning		Years of		value at
	of fiscal		useful		end of
Item	year	Increases	life	Amount	fiscal year

Goodwill (a)	72,841		10	14,053	58,788
Organization and development costs (b)	206,088	148,263	5	82,592	271,759

Total	278,929	148,263		96,645	330,547

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and former Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	12/31/2013		12/31/2012 (1)
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	3,926,242	10.16	5,962,115	18.35
50 next largest customers	5,256,030	13.60	3,563,116	10.97
100 next largest customers	2,457,322	6.36	1,804,974	5.55
Other customers	27,007,610	69.88	21,164,037	65.13

Total	38,647,204	100.00	32,494,242	100.00

(1) See Note 3.2.

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	31,747,200	5,486,315	1,199,115	209,420	3,891	1,263	38,647,204

Other liabilities from financial intermediation

Central Bank of Argentina	4,741	881	1,333	2,529	6,082	6,236	21,802
Banks and International Institutions	15,539	68,061	47,159	195,736			326,495
Non-subordinated corporate bonds		24,561				693,483	718,044
Financing received from Argentine financial institutions	71,033	1,694	3,056	6,190	12,731	32,238	126,942
Other	1,860,283	385,901	4,259	1,680	975	87,186	2,340,284

	1,951,596	481,098	55,807	206,135	19,788	819,143	3,533,567

Subordinated corporate bonds			3,442			977,700	981,142

Total	33,698,796	5,967,413	1,258,364	415,555	23,679	1,798,106	43,161,913

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Balances at				Balances at
	beginning of	Increases	Decreases		end of the
Breakdown	fiscal year (1)	(2)	Charge off	Reversals	fiscal year

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	829,003	668,440	541,248	24,235	931,960
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	228,023	5,185	3,197		230,011
Receivables from financial leases
For uncollectibility risk	6,585	851	2,486	5	4,945
Investments in other companies
For impairment in value	311	41		8	344
Other receivables
For uncollectibility risk	9,071	1,509	2,944	894	6,742

Total allowances	1,072,993	676,026	549,875	25,142	1,174,002

PROVISIONS
Contingent commitments	5	4,804		3	4,806
For other contingencies	92,870	34,001	19,199	556	107,116
Difference from court deposits dollarization	10,719	3,489			14,208

Total Provisions	103,594	42,294	19,199	559	126,130

(1) See Note 3.2.

(2) See notes 3.5.f). and 3.5.n).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued	Own
Class	Number	share	Outstanding	Portfolio (1)	Outstanding (1)	Paid in

Registered common stock A	11,235,670	5	11,236			11,236
Registered common stock B	583,327,358	1	573,249	10,000	78	583,327

Total	594,563,028		584,485	10,000	78	594,563

(1) See Note 9.

Jorge H. Brito

Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	12/31/2013																12/31/2012 (1)
	Total Parent
	company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen		Swedish	Norwegian	Uruguayans	Chilean
Items	branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	krone	krone	peso	peso	Guarani	Real	Euro	Total

ASSETS
Cash	5,245,008	5,216,489	2,124	876	103	1,292	124	177	808	34	327	864	723	607	5,415	15,045	2,899,691
Government and private securities	393,573	393,573															213,179
Loans	1,876,819	1,876,819															2,430,839
Other receivables from financial intermediation	281,830	280,031														1,799	170,176
Receivables from financial leases	7,986	7,986															38,029
Investments in other companies	280,226	280,226															219,702
Other receivables	68,964	68,964															119,688
Items pending allocation	988	987	1														1,025

Total	8,155,394	8,125,075	2,125	876	103	1,292	124	177	808	34	327	864	723	607	5,415	16,844	6,092,329

LIABILITIES
Deposits	2,461,071	2,461,071															2,273,803
Other liabilities from financial intermediation	1,785,933	1,779,026	72	96		49										6,690	1,048,945
Other liabilities	2,346	2,346															2,315
Subordinated corporate bonds	981,142	981,142															740,192
Items pending allocation	77	76	1														43

Total	5,230,569	5,223,661	73	96		49										6,690	4,065,298

MEMORANDUM ACCOUNTS DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,015,408	1,015,394														14	1,292,471
Control	923,080	869,475														53,605	959,391
Derivatives	6,676	6,676
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	172,687	172,313													247	127	177,724
Control	130	130

(1) See Note 3.2.

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Item	12/31/2013 (1)	12/31/2012 (1)(2)

Loans
Overdrafts	59,980	33,561
Without Senior guarantees or counter-guarantees	59,980	33,561
Documents	4,150
With Senior “A” guarantees and counter-guarantees	1,776
Without Senior guarantees or counter-guarantees	2,374
Mortgage and pledge	11,568	6,283
With Senior “B” guarantees and counter-guarantees	10,441	6,283
Without Senior guarantees or counter-guarantees	1,127
Personal	309	307
Without Senior guarantees or counter-guarantees	309	307
Credit cards	23,641	14,960
Without Senior guarantees or counter-guarantees	23,641	14,960
Other	64,396	33,933
Without Senior guarantees or counter-guarantees	64,396	33,933
Total loans	164,044	89,044

Other receivables from financial intermediation	2,072	451

Receivables from financial leases	10,514	8,602

Contingent Commitments	1,953	4,522

Investments in other companies	970,411	731,796
Total	1,148,994	834,415

Allowances / Provisions	1,910	1,133

(1) As of December 31, 2013 and 2012 all debtors are classified in performing situation.

(2) See Note 3.2.

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted daily
	Purpose of the				weighted	weighted	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	monthly	monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	36	33		6,676

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		569,919

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	5	3	1	4,591,016

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	4	1	30	435,595

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	60	8	30	50,000

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2013	12/31/2012
ASSETS

A.	CASH
	Cash on hand	3,232,931	2,794,916
	Due from banks and correspondents
	Central Bank of Argentina	8,937,649	6,543,996
	Local Other	26,423	13,628
	Foreign	663,118	694,200
	Other	408	308
		12,860,529	10,047,048

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
	Holdings booked at market value	1,928,841	1,357,022
	Government securities under repo transactions with Central Bank of Argentina	88,928
	Holdings booked at amortized cost	250,513	353,174
	Instruments issued by the Central Bank of Argentina	173,031	612,889
	Investments in listed private securities	3	19,993
		2,441,316	2,343,078

C.	LOANS
	To the non-financial government sector	640,158	586,557
	To the financial sector
	Interfinancing - (granted call)	308,023	166,546
	Other financing to Argentine financial institutions	55,711	130,612
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,163	2,092
	To the non-financial private sector and foreign residents
	Overdrafts	4,449,988	4,280,640
	Documents	4,320,772	3,651,390
	Mortgage loans	2,308,916	1,508,463
	Pledge loans	1,429,414	928,693
	Personal loans	13,873,830	10,826,601
	Credit cards	6,841,356	4,725,177
	Other	5,206,630	4,808,641
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	779,436	570,281
	less: Unearned discount	(186,547)	(95,940)
	less: Allowances (Note 5.)	(1,006,495)	(887,156)
		39,022,355	31,202,597

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2013	12/31/2012
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	648,015	517,360
	Amounts receivable from spot and forward sales pending settlement	774,525	697,854
	Securities and foreign currency receivable from spot and forward purchases pending settlement	208,774	216,144
	Unlisted corporate bonds	270,690	141,560
	Receivables from forward transactions without delivery of underlying asset	167	12
	Other receivables not covered by debtors classification standards	763,238	863,436
	Other receivables covered by debtors classification standards	246,284	176,483
	Accrued interest receivables covered by debtors classification standards	846	515
	less: Allowances (Note 5.)	(232,290)	(233,123)
		2,680,249	2,380,241

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	385,717	323,077
	Accrued interest and adjustments	5,158	5,069
	less: Allowances (Note 5.)	(5,015)	(6,599)
		385,860	321,547

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	893	676
	Other	13,883	12,267
	less: Allowances (Note 5.)	(1,330)	(1,379)
		13,446	11,564

G.	OTHER RECEIVABLES
	Receivables from sale of assets	6,116	6,195
	Minimum presumed income tax-credit	3,460
	Other	432,289	372,966
	Accrued interest and adjustments receivable on from sale of assets	235	332
	Other accrued interest and adjustments receivables	172	35
	less: Allowances (Note 5.)	(6,929)	(9,282)
		435,343	370,246

H.	BANK PREMISES AND EQUIPMENT, NET	735,663	654,002

I.	OTHER ASSETS	364,670	268,445

J.	INTANGIBLE ASSETS
	Goodwill	58,788	72,841
	Organization and development costs	285,191	215,690
		343,979	288,531

K.	ITEMS PENDING ALLOCATION	11,624	6,766

TOTAL ASSETS		59,295,034	47,894,065

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

LIABILITIES		12/31/2013	12/31/2012

L.	DEPOSITS
	From the non-financial government sector	6,580,041	8,318,383
	From the financial sector	26,874	24,222
	From the non-financial private sector and foreign residents
	Checking accounts	8,602,700	6,716,911
	Savings accounts	8,440,709	6,467,624
	Time deposits	18,416,520	13,596,225
	Investment accounts	199,003	149,325
	Other	878,032	737,414
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	283,139	178,568
		43,427,018	36,188,672

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	21,994	21,725
	Banks and International Institutions	325,664	273,968
	Non-subordinated Corporate Bonds	693,483	523,176
	Amounts payable for spot and forward purchases pending settlement	241,942	202,313
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	863,570	739,730
	Financing received from Argentine financial institutions
	Interfinancing (received call)		40,000
	Other financing received from Argentine financial institutions	25,159	13,724
	Accrued interest payables	96	52
	Receivables from forward transactions without delivery of underlying asset	27,867
	Other	2,440,877	1,917,712
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	57,079	52,724
		4,697,731	3,785,124

N.	OTHER LIABILITIES
	Fees	11,224	7,470
	Other	1,314,477	783,066
		1,325,701	790,536

O.	PROVISIONS (Note 5.)	159,381	131,683

P.	SUBORDINATED CORPORATE BONDS	981,142	740,192

Q.	ITEMS PENDING ALLOCATION	7,128	7,408

	MINORITY INTERESTS IN SUBSIDIARIES	69,502	51,355

	TOTAL LIABILITIES	50,667,603	41,694,970

	SHAREHOLDERS' EQUITY	8,627,431	6,199,095

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		59,295,034	47,894,065

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2013	12/31/2012
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	61,359,882	37,863,919
Contingent	11,983,952	9,176,324
Guarantees received	11,593,922	8,776,152
Other not covered by debtors classification standards	167	165
Contingent debit-balance contra accounts	389,863	400,007
Control	43,775,080	27,487,838
Receivables classified as irrecoverable	1,256,611	995,622
Other	41,803,691	25,994,575
Control debit-balance contra accounts	714,778	497,641
Derivatives	5,083,287	386,341
Notional value of put options taken	6,676	56,045
Notional value of forward transactions without delivery of underlying asset	2,916,785	127,918
Interest rate swap	50,000	85,000
Derivatives debit-balance contra accounts	2,109,826	117,378
Trust activity	517,563	813,416
Trust funds	517,563	813,416

CREDIT-BALANCE ACCOUNTS	61,359,882	37,863,919
Contingent	11,983,952	9,176,324
Credit lines granted (unused portion) covered by debtors classification standards		19,669
Other guarantees provided covered by debtors classification standards	129,681	129,140
Other guarantees provided not covered by debtors classification standards	151,489	153,762
Other covered by debtors classification standards	108,693	97,436
Contingent credit-balance contra accounts	11,594,089	8,776,317
Control	43,775,080	27,487,838
Checks to be credited	714,778	497,641
Control credit-balance contra accounts	43,060,302	26,990,197
Derivatives	5,083,287	386,341
Notional value of put options sold		14,713
Notional value of forward transactions without delivery of underlying asset	2,109,826	102,665
Derivatives credit-balance contra account	2,973,461	268,963
Trust activity	517,563	813,416
Trust activity credit-balance contra accounts	517,563	813,416

The accompanying Notes 1 through 8 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2013	12/31/2012
A.	FINANCIAL INCOME
	Interest on cash and due from banks	241	185
	Interest on loans to the financial sector	51,468	46,084
	Interest on overdrafts	1,074,900	721,000
	Interest on documents	654,111	414,815
	Interest on mortgage loans	333,854	198,809
	Interest on pledge loans	197,135	126,822
	Interest on credit card loans	1,022,177	740,670
	Interest on financial leases	68,435	60,037
	Interest on other loans	4,782,671	3,537,074
	Net income from government and private securities	409,054	361,538
	Interest on other receivables from financial intermediation	3,101	1,040
	Income from guaranteed loans - Presidential Decree No. 1,387/01	26,026	17,017
	CER (Benchmark Stabilization Coefficient) adjustment	35,155	22,947
	CVS (Salary Variation Coefficient) adjustment	606	512
	Difference in quoted prices of gold and foreign currency	808,143	386,989
	Other	286,454	268,831
		9,753,531	6,904,370

B.	FINANCIAL EXPENSE
	Interest on checking accounts	497	317
	Interest on savings accounts	41,060	33,972
	Interest on time deposits	3,065,823	2,167,614
	Interest on interfinancing received loans (received call)	2,883	4,283
	Interest on other financing from financial institutions	7	12
	Interest on other liabilities from financial intermediation	61,674	62,529
	Interest on subordinated bonds	80,953	66,897
	Other interest	3,369	3,033
	CER adjustment	4,295	4,405
	Contribution to Deposit Guarantee Fund	67,808	55,937
	Other	693,171	428,591
		4,021,540	2,827,590

	GROSS INTERMEDIATION MARGIN - GAIN	5,731,991	4,076,780

C.	PROVISION FOR LOAN LOSSES	540,032	600,424

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	164,097	141,048
	Related to deposits	2,022,656	1,571,838
	Other commissions	50,236	42,078
	Other	1,189,335	889,767
		3,426,324	2,644,731

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2013	12/31/2012
E.	SERVICE-CHARGE EXPENSE
	Commissions	205,176	153,194
	Other	712,631	532,198
		917,807	685,392

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	2,351,921	1,844,336
	Directors' and statutory auditors' fees	117,077	75,005
	Other professional fees	138,212	109,906
	Advertising and publicity	103,437	92,526
	Taxes	218,491	169,306
	Depreciation of equipment	98,666	85,037
	Amortization of organization costs	89,019	72,721
	Other operating expenses	598,402	429,752
	Other	300,131	236,796
		4,015,356	3,115,385

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	3,685,120	2,320,310

G.	OTHER INCOME
	Income from long-term investments	25,132	13,299
	Penalty interest	40,972	39,592
	Recovered loans and allowances reversed	109,449	78,901
	CER adjustments	63	76
	Others	77,598	64,794
		253,214	196,662

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	30	22
	Charges for other receivables uncollectibility and other allowances	50,624	43,046
	Amortization of differences related to court orders		59,828
	Depreciation and loss of other assets	3,051	2,065
	Goodwill amortization	14,052	14,052
	Other	75,931	37,076
		143,688	156,089

	MINORITY INTEREST IN SUBSIDIARIES	(18,173)	(13,790)

	NET INCOME BEFORE INCOME TAX - GAIN	3,776,473	2,347,093

I.	INCOME TAX	1,332,909	853,475

	NET INCOME FOR THE FISCAL YEAR - GAIN	2,443,564	1,493,618

The accompanying Notes 1 through 8 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2013	12/31/2012
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	10,526,353	6,172,446
Cash at the end of the fiscal year	13,512,271	10,526,353
Net increase in cash	2,985,918	4,353,907

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	451,488	(48,420)
Loans
To the financial sector	(152,924)	291,597
To the non-financial government sector	6,051	(211,154)
To the non-financial private sector and foreign residents	(256,172)	(1,547,040)
Other receivables from financial intermediation	20,890	2,546,616
Receivables from financial leases	1,836	63,862
Deposits
From the financial sector	2,652	6,490
From the non-financial government sector	(2,246,827)	2,186,276
From the non-financial private sector and foreign residents	6,305,546	2,837,330
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	95,906	(165,661)
Others (except liabilities included under financing activities)	724,159	513,117
Collections related to service-charge income	3,400,939	2,626,865
Payments related to service-charge expenses	(889,886)	(668,688)
Administrative expenses paid	(3,748,636)	(2,947,585)
Payment of organization and development costs	(158,508)	(106,956)
Net collections from penalty interest	40,945	39,312
Differences from payments related to court orders	(7,687)	(8,644)
Collections of dividends from other companies	100	300
Other collections related to other income and losses	81,950	59,346
Net payments from other operating activities	(735,780)	(404,327)
Payment of income tax / minimum presumed income tax	(906,557)	(851,953)
Net cash flows generated by operating activities	2,029,485	4,210,683

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2013	12/31/2012
Investing activities
Net payments for bank premises and equipment	(174,960)	(136,649)
Net payments for other assets	(100,661)	(67,766)
Other collections for investing activities	39	(2,050)
Net cash flows used in investing activities	(275,582)	(206,465)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(47,455)	(248,003)
Central Bank of Argentina:
Other	(1,334)	11,381
Banks and International Institutions	46,396	111,656
Subordinated corporate bonds	(85,368)	(68,650)
Financing received from Argentine financial institutions	11,428	(2,246)
Dividends paid	(19)	(19)
Net cash flows used in financing activities	(76,352)	(195,881)

Financial income and holding gains on cash and cash equivalents	1,308,367	545,570

Net increase in cash	2,985,918	4,353,907

The accompanying Notes 1 through 8 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2013	12/31/2012
COMMERCIAL

In normal situation	16,157,610	13,636,481
With Senior “A” guarantees and counter-guarantees	1,054,102	599,868
With Senior “B” guarantees and counter-guarantees	2,991,706	2,017,671
Without Senior guarantees or counter-guarantees	12,111,802	11,018,942

Subject to special monitoring	102,511	142,630
In observation
With Senior “A” guarantees and counter-guarantees	1,993
With Senior “B” guarantees and counter-guarantees	35,970	25,625
Without Senior guarantees or counter-guarantees	64,548	117,005

Troubled	22,650	19,854
With Senior “B” guarantees and counter-guarantees	13,060	11,516
Without Senior guarantees or counter-guarantees	9,590	8,338

With high risk of insolvency	222,106	71,126
With Senior “B” guarantees and counter-guarantees	75,006	22,723
Without Senior guarantees or counter-guarantees	147,100	48,403

Irrecoverable	8,385	91,931
With Senior “B” guarantees and counter-guarantees	3,729	1,642
Without Senior guarantees or counter-guarantees	4,656	90,289

Subtotal Commercial	16,513,262	13,962,022

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2013	12/31/2012
CONSUMER

Performing	23,892,347	18,342,839
With Senior “A” guarantees and counter-guarantees	315,925	50,594
With Senior “B” guarantees and counter-guarantees	1,713,576	1,283,516
Without Senior guarantees or counter-guarantees	21,862,846	17,008,729

Low risk	341,018	281,551
With Senior “A” guarantees and counter-guarantees	1,683	157
With Senior “B” guarantees and counter-guarantees	16,884	12,760
Without Senior guarantees or counter-guarantees	322,451	268,634

Medium risk	225,864	185,635
With Senior “A” guarantees and counter-guarantees	1,185	9
With Senior “B” guarantees and counter-guarantees	7,137	5,401
Without Senior guarantees or counter-guarantees	217,542	180,225

High risk	144,006	122,980
With Senior “A” guarantees and counter-guarantees	576	69
With Senior “B” guarantees and counter-guarantees	5,013	4,888
Without Senior guarantees or counter-guarantees	138,417	118,023

Irrecoverable	65,486	94,066
With Senior “B” guarantees and counter-guarantees	9,218	8,086
Without Senior guarantees or counter-guarantees	56,268	85,980

Irrecoverable according to Central Bank's rules	287	136
Without Senior guarantees or counter-guarantees	287	136

Subtotal Consumer	24,669,008	19,027,207

Total	41,182,270	32,989,229

The accompanying Notes 1 through 8 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE TR No. 21, the Bank has consolidated line-by-line its balance sheets and the statements of income and cash flows as of December 31, 2013 and 2012, with the financial statements of the subsidiaries listed in Note 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3. to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of December 31, 2013):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	100.00%

Macro Securities S.A. (former Macro Securities S.A. Sociedad de Bolsa) (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%

Macro Fiducia S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos SGFCI S.A.	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 857).

(c)	Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the fiscal years December 31, 2013, and 2012.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

d)	The amounts of the accounts in the statements of income for the fiscal years December 31, 2013, and 2012, were converted into pesos, as described in (a) above, In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each fiscal year (difference between retained earnings at beginning of fiscal year and retained earnings at year end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of December 31, 2013, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	256,416	1,671,322

Liabilities	213,566	1,392,023

Shareholders’ equity	42,850	279,299

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of December 31, 2013:

	Banco Macro S.A.	Banco del Tucumán S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	53,903,954	4,696,693	1,671,322	139,488	1,116,423	59,295,034

Liabilities	45,276,523	4,008,522	1,392,023	71,449	80,914	50,667,603

Shareholders’ equity	8,627,431	688,171	279,299	68,039	1,035,509	8,627,431

Income	2,443,564	180,123	60,297	17,760	258,180	2,443,564

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. (former Macro Securities S.A. Sociedad de Bolsa), (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days since their date of acquisition, Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	12/31/2013	12/31/2012

Cash	12,860,529	10,047,048

Government and private securities

Holdings booked at market value	638,762	388,462
Instruments issued by the Central Bank	12,980	90,843

Cash and cash equivalents	13,512,271	10,526,353

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank´s stand alone financial statements, the following shows the situation of the main subsidiaries.

As of December 31, 2013 and 2012, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 110,200 and 85,200, respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of December 31, 2013, the Bank made income tax prepayments for 62,878 for the 2013 tax year, which will be applied to the tax amount assessed in the 2013 tax return.

3.	RESTRICTED ASSETS

In addition to the assets broken down in Note 7. to the stand-alone financial statements, certain assets are restricted as follows:

Item	12/31/2013	12/31/2012

3.1. Banco del Tucumán S.A.:

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	71,136	55,730
Subtotal other receivables from financial intermediation	71,136	55,730

Other receivables

• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits.	8,175	7,268
Subtotal other receivables	8,175	7,268

Total	79,311	62,998

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Item	12/31/2013	12/31/2012

3.2. Macro Securities S.A. Sociedad de Bolsa:

Investments in other companies

• Other	1,453	1,453

Total	1,453	1,453

4.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 8. to the stand-alone financial statements, the consolidated financial statements as of December 31, 2013 and 2012, include assets amounted to 80,055 and 58,205, (mainly from Other receivables from financial intermediation), liabilities amounted to 494,816 and 394,952 (mainly from Deposits), and memorandum accounts amounted to 537,998 and 278,727( mainly Items in custody), respectively.

Additionally, as of December 31, 2013 and 2012, net income generated by those transactions amounted to 15,254 and 7,684, respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 472 and 360, respectively. Net income from those transactions for the years ended in the above mentioned dates amount to 4 and 7, respectively. Both balances and income were eliminated in the consolidation process.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

5.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of December 31, 2013:

	Balances at beginning of fiscal		Decreases		Balances at end of fiscal
Breakdown	year	Increases	Charge off	Reversals	year

Allowances

For loans	887,156	707,370	563,425	24,606	1,006,495

For other receivables from financial intermediation	233,123	5,236	3,238	2,831	232,290

For receivables from financial leases	6,599	912	2,486	10	5,015

For interests in other companies	1,379	76		125	1,330

For other receivables	9,282	1,722	3,181	894	6,929

Total	1,137,539	715,316	572,330	28,466	1,252,059

Provisions

For contingent commitments	5	4,804		3	4,806

For other contingencies	114,566	38,364	21,100	556	131,274

For differences from court deposits dollarization	17,112	6,632	443		23,301

Total	131,683	49,800	21,543	559	159,381

6.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of December 31, 2013 and 2012:

Type of contract / underlying asset	12/31/2013	12/31/2012

Futures / foreign currency	4,591,016	228,530

Repo transactions / Federal Government Securities	841,502	882,661

Forward contracts / foreign currency	435,595	2,053

Options / BODEN coupons		14,713

Swaps / Other	50,000	85,000

Options / Other	6,676	56,045

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Additionally, positions of transactions effective as of December 31, 2013 and 2012 are as follows:

Transaction	12/31/2013	12/31/2012

Net position of repurchase agreements	(515,602)	(507,199)

Net asset position of forward transactions without delivery of the underlying asset	806,959	25,253

Interest rate swap	50,000	85,000

Position of put options sold on BODEN 2013 coupons		14,713

Position of put options taken	6,676	56,045

7.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial statements, as of December 31, 2013 and 2012, Banco del Tucumán S.A., manages the following portfolios:

	Managed portfolio as of
Item	12/31/2013	12/31/2012

• On October 30, 2012, Banco del Tucumán S.A., Banco de Valores S.A. and Banco Macro S.A. entered into a management and custody agreement regarding the “Fideicomiso Financiero Tucumán Personal I” financial trust loan portfolio.	19,454	86,332

• On December 31, 2008, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	16,031	16,163

• Other managed portfolios.	16,194	12,717

Total	51,679	115,212

8.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15. to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of December 31, 2013 and 2012:

8.1.	Financial trusts for investment purposes

Financial trust	12/31/2013	12/31/2012

Certificates of participation:

TST & AF (a)		52,845

Other	23,805	24,989

Subtotal certificates of participation	23,805	77,834

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Financial trust (Cont.)	12/31/2013	12/31/2012

Debt securities:
Agroaval XIX		3,917
Other	717	600
Subtotal debt securities	717	4,517
Total	24,522	82,351

(a)	TST & AF trust

As of December 31, 2012, Macro Bank Limited was the beneficiary of 46.66% of the certificates of participation issued by TST & AF. On May 17, 2013, the Bank sold the abovementioned participation.

8.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in Note 15.2., to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro S.A., subsidiary Banco del Tucumán S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of December 31, 2013 and 2012, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 19,586 and 86,565, respectively.

8.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15.3. to the stand-alone financial statements, and in addition to those included in that note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of December 31, 2013 and 2012, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 392,985 and 727,596, respectively.

Jorge H. Brito

Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2013		12/31/2012
Name	Market or Present Value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Federal government bonds in pesos at Badlar Private + 3% - Maturity: 2015		471,066	124,044
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2%- Maturity 02-04-2018		308,235	71,649
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		256,305	566,873
Federal government bonds in US dollars at 7% - Maturity: 2017		70,889	2,998
Debt Securities of the Province of Neuquén Series 1 Class I in US dollars - Maturity: 06-12-2016		50,566
Federal government bonds in US dollars at 7% - Maturity: 2015		44,193	10,484
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		26,176	62,879
Consolidation bonds in pesos - 6° Serie - Maturity: 2024 at 2%		17,663	38,789
GDP - Related Securities in pesos - Maturity: 2035		15,076	3,734
Par bonds denominated in Us dollars - Maturity 2038 (Reg. by NY law)		13,020
Other		16,890	87,110
Subtotal holdings booked at market value - Local		1,290,079	968,560
- Foreign
Treasury Bill - Maturity 01-16-14		560,546
Treasury Bill - Maturity 01-09-14		78,216
Treasury Bill - Maturity 01-10-13			314,705
Treasury Bill - Maturity 01-24-13			49,172
Treasury Bill - Maturity 03-14-13			24,585
Subtotal holdings booked at market value - Foreign		638,762	388,462

Subtotal holdings booked at market value		1,928,841	1,357,022

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2017		88,928
Subtotal government securities under repo transactions with Central Bank of Argentina		88,928

Government securities at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos – Maturity: 05-29-2014	98,759	98,759
Argentine saving bond for the economy development in US dollars at 4% - Maturity 07-27-2016	107,166	98,437
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014	39,038	37,435	146,341
Debt Securities Class 1 - Chubut development and infraestructure bond in US dollars at 4% - Maturity: 10-21-2019	9,804	10,376
Province of Tucumán bonds - First series in pesos - Maturity: 2018	4,529	4,225	2,775
Province of Tucumán bonds - Second series in dollars at 9.45% - Maturity: 2015	1,349	1,281	4,972
Province of Buenos Aires Treasury Bills in pesos – Maturity: 01-31-2013			51,819
Province of Buenos Aires Treasury Bills in pesos – Maturity: 06-06-2013			51,525
Debt Securities of the Province of Entre Ríos Series II in pesos Class A - Maturity: 03-26-2013			25,757
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity: 11-14-2013			25,010
Province of Chubut Treasury Bills Series III in pesos – Maturity: 05-24-2013			20,396
Province of Chaco Treasury Bills in US dollars - Maturity: 03-14-2013			19,526
Debt Securities of the Province of Entre Ríos Series II in pesos Class A - Maturity: 02-26-2013			5,053
Subtotal government securities at amortized cost		250,513	353,174

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2013		12/31/2012
Name	Market or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-02-2014		12,980
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-27-2013			8,720
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		12,980	8,720

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-19-2014		21,817
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-05-2014		21,330
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-29-2014	12,750	12,750
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-11-2014		12,591
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-15-2014		11,902
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-26-2014		4,674
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-10-2013			182,745
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-25-2013			48,942
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-30-2013			43,529
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013			38,972
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		85,064	314,188

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-06-2013			49,384
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-27-2013			20,847
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-20-2013			15,746
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-20-2013			4,866
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio			90,843

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013			26,320
Subtotal Central Bank of Argentina notes at market value - Own portfolio			26,320

Subtotal instruments issued by the Central Bank of Argentina		98,044	440,071

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2013		12/31/2012
Name	Market or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		98,044	440,071

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity 04-23-2014		39,340	33,120
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity 05-15-2013			139,698
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity 01-23-2013
Subtotal Central Bank of Argentina Notes - Under repo Transactions		39,340	172,818

Central Bank of Argentina internal notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity 04-23-2014		35,647
Subtotal Central Bank of Argentina internal notes at amortized cost - Own portfolio		35,647
Total Instruments issued by the Central Bank of Argentina		173,031	612,889
Total Government securities		2,441,313	2,323,085

INVESTMENTS IN LISTED PRIVATE SECURITIES
Tenaris S.A.		2	1
Siderar S.A.		1
Petroleo Brasileiro S.A. - Petrobras			11,194
Grupo Financiero Galícia S.A.			8,414
IRSA Inversiones y Representaciones S.A.			384
Total investment in listed private securities		3	19,993

Total government and private securities		2,441,316	2,343,078

Jorge H. Brito

Chairperson

EARNINGS DISTRIBUTION PROPOSAL

FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish -

See note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS (1)	6,129,221
To legal reserve (20% of 2,443,564)	(488,713)
SUBTOTAL 1	5,640,508
To the reserve under Central Bank rules - Special for subordinated corporate bonds (2)	(95,326)
SUBTOTAL 2	5,545,182

DISTRIBUTABLE AMOUNT (3)	1,311,464

(1)	Includes voluntary reserve for future distribution of earings amounted to 3,613,821.
(2)	See Note 22.b).
(3)	Relates to the lower amount between SUBTOTAL 2 and that arising from calculating the excess of computable capital over required minimum capital as of December 31, 2013, also considering the restrictions further described in Note 22. as established by Central Bank rules regarding "Distribution of earnings".

The Board of Directors has decided to postpone untill the meeting considering the Annual Report for the fiscal year ended December 31, 2013, the retained earnings distribution proposal that will be submitted to the Shareholders’ Meeting consideration.

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 11, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director